Exhibit 99.2

STOCK PURCHASE AGREEMENT

BY AND AMONG

FIRSTSERVICE RESTORATION, INC.,

Bellwether FOS Holdco, Inc.,

AND

Global restoration Holdings, llc

Dated as of May 22, 2019

TABLE OF CONTENTS

i

ii

Annex I – Closing Indebtedness

Annex II – Net Working Capital Methodology

Exhibit A – Named Executives & Pre-Closing Transactions

Exhibit B – Limited Guarantee

Exhibit C – Escrow Agreement

Exhibit D – R&W Insurance Policy

Exhibit E – Non-Foreign Affidavit

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of May 22, 2019, by and among FirstService Restoration, Inc., a Delaware corporation (“Buyer”), Bellwether FOS Holdco, Inc., a Delaware corporation (the “Company”), and Global Restoration Holdings, LLC, a Delaware limited liability company (the “Seller”).

WHEREAS, as of the date of this Agreement, the Seller is the record owner of [redacted] common shares in the capital stock of the Company, which [redacted] common shares constitute all of the issued and outstanding Equity Interests of the Company;

WHEREAS, immediately prior to the Closing Date, a series of transactions will be implemented (collectively, the “Pre-Closing Transactions”) which will result in the ownership of the Company being re-organized so that all of the issued and outstanding common shares in the capital stock of the Company will be owned, as to the Rollover Percentage thereof, by those members of the Company’s management named in Exhibit A attached hereto (collectively, the “Named Executives” (and which ownership by the Named Executives will be either personally or through their respective personal holding companies)), and, as to the Non-Rollover Percentage, by the Seller (and all common shares in the capital stock of the Company owned by the Seller immediately following the completion of the Pre-Closing Transactions are collectively referred to as the “Purchased Securities”); and included as part of Exhibit A attached hereto is a Memorandum entitled “Project Restoration” prepared by [redacted] setting forth the various steps and matters to be implemented in order to give effect to and complete the Pre-Closing Transactions.

WHEREAS, Buyer desires to purchase from the Seller, and the Seller desires to sell to Buyer, all of the Purchased Securities on the terms and conditions specified herein (the “Sale”); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company and the Seller to enter into this Agreement, the ultimate parent of Buyer (namely, FirstService Corporation, an Ontario corporation (“FirstService”)) has provided a Limited Guarantee in favor of the Company and the Seller, in the form attached hereto as Exhibit B attached hereto (the “Limited Guarantee”).

NOW, THEREFORE, the Parties hereby agree as follows:

Article I
DEFINITIONS; INTERPRETATION

Section 1.1         Definitions. For the purposes of this Agreement, each of the following terms shall have the following respective meanings:

“Action” means any legal action, lawsuit, litigation, audit, arbitration, investigation or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity).

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such specified Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income Tax) of which the Company or any of its Subsidiaries is or has been a member.

“Ancillary Agreements” means the Limited Guarantee, the Debt Commitment Letter and the Escrow Agreement.

“Antitrust Law” means the Sherman Act, as amended; the Clayton Act, as amended; the HSR Act; the Federal Trade Commission Act, as amended; and all other federal, state, and foreign laws and orders issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person’s status, action or inaction, any US federal, state or local, or any foreign (including Canadian federal and provincial), law, statute, standard, ordinance, code, rule or regulation, in each case which has jurisdiction over such Person’s status, action or inaction.

“Assets” means all properties, assets and rights of every kind, nature and description whatsoever whether tangible or intangible, real, personal or mixed, wherever located.

“Bankruptcy Event” means, in respect of the Person then being referred to, that such Person: (a) is, has become or is deemed to be insolvent, liquidated or bankrupt within the meaning of, or has otherwise become subject to any insolvency, liquidation or bankruptcy actions or proceedings under, such insolvency, liquidation and bankruptcy or other like Laws as are applicable to such Person; (b) has had any declaration, petition or receiving order in bankruptcy or other like document filed against such Person; (c) has taken any proceedings to have such Person declared bankrupt or insolvent or, if such Person is other than a human being, wound-up, dissolved or liquidated; or (d) has taken any proceedings or given any consents to have a receiver, trustee, custodian, manager, creditors’ agent, encumbrancer or other like official or Person appointed over all or any part of such Person’s Assets, or has had any receiver, trustee, custodian, manager, creditors’ agent, encumbrancer or other like official or Person take possession of all or any part of such Person’s Assets, or has had any execution or distress become enforceable or become levied or enforced upon all or any part of such Person’s Assets.

“Bellwether” means [redacted].

“Business” means the businesses conducted by the Group Companies as of the date hereof.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are required to be closed.

“Buyer Material Adverse Effect” means, with respect to Buyer, a material adverse effect on the ability of Buyer to consummate the Contemplated Transactions in the manner provided hereunder or to perform its obligations under any of the Transaction Documents.

“Canadian Subsidiaries” means, collectively, [redacted] and “Canadian Subsidiary” means either of them.

“Cash” means, with respect to the Person then being referred to at any specified time, the aggregate amount of all cash and cash equivalents of such Person at such time determined in accordance with GAAP, including cash and checks received by such Person or its banks prior to such time whether or not cleared and less any checks written by such Person prior to such time but not yet cleared.

“Closing Cash” means the Cash of the Group Companies determined on a consolidated basis at the Reference Time.

“Closing Indebtedness” means the Indebtedness of the Group Companies determined on a consolidated basis at the Reference Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Group Companies or used by the Group Companies in connection with the Business, including all Intellectual Property Rights in and to Company Technology.

“Company’s Knowledge,” and similar formulations mean that one or more of [redacted] has actual knowledge, without independent investigation, of the fact or other matter at issue.

“Company Technology” means any and all Technology used by the Group Companies in the Business.

“Compensation” means, with respect to any employee of a Group Company, all salaries, compensation, remuneration, bonuses or benefits (including issuances or grants of Equity Interests), made by the Group Companies to or for the benefit of such employee.

“Consent” means any approval, consent, ratification, waiver, clearance or other authorization of, notice to or registration, qualification, designation, declaration or filing with, any Person.

“Contemplated Transactions” means (a) the transactions contemplated by this Agreement, (b) the delivery and performance of the Ancillary Agreements and the transactions therein respectively provided for, and (c) the payment of fees and expenses relating to such transactions.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, lease, sublease, license, or sublicense, whether written or oral, to which or by which such Person is a party or subject and that is in effect.

“Credit Agreements” means [redacted].

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedule” means the Disclosure Schedules to this Agreement.

“Employee Plan” means any plan, program, policy, or arrangement that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (d) any other deferred-compensation, retirement, severance, welfare-benefit, reimbursement, bonus, profit-sharing, incentive or fringe-benefit plan, program or arrangement.

“Encumbrance” means any lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, buy/sell agreement or other similar restriction or covenant (other than, in the case of a security, any restriction on the transfer of such security arising solely under Applicable Law).

“Enforceable” means, with respect to any Contractual Obligation stated to be Enforceable by or against any Person, that such Contractual Obligation is a legal, valid and binding obligation enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar law of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental Law” means any Applicable Law or Governmental Order of any Governmental Authority, in effect as of the Closing Date, relating to (a) pollution or protection of human health or the environment or (b) the manufacture, use, storage, disposal, discharge, transport or release of hazardous materials (and “hazardous materials” means (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant under any Applicable Law).

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person or in the capital, profits or ownership of such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contractual Obligation which would entitle any other Person to acquire any such interest in such Person.

“ERISA” means the US Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means [redacted] or its successor, in its capacity as such pursuant to the terms of the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, in the form of Exhibit C attached hereto, to be entered into by Buyer, the Seller and the Escrow Agent.

“Financing Failure Event” means the receipt by Buyer or any of its Affiliates of any notice or other communication from any Debt Financing Source or Representative thereof regarding any of the following: (a) the commitments with respect to all or any portion of the Debt Financing Proceeds expiring or being terminated, reduced, restricted, limited, delayed or adversely affected in any material manner; (b) for any reason, all or any portion of the Debt Financing Proceeds becoming unavailable on the terms and conditions set forth in the Debt Commitment Letter (including any “flex”); or (c) a material breach or repudiation by any party to the Debt Commitment Letter or any Debt Financing Document.

“FMLA” means the Family and Medical Leave Act of 1993, as amended.

“FOS US Holdco” means [redacted].

“Fraud” means an actual, knowing or intentional fraud with an intent to deceive.

“GAAP” means generally accepted accounting principles, policies, practices and procedures in the US as in effect from time to time.

“Governmental Authority” means a federal, state, provincial, local, county or municipal government, governmental or regulatory body, agency, commission or authority, any court or judicial authority, whether in the US or in Canada or in any other jurisdiction.

“Governmental Order” means, with respect to any Person’s status, action or inaction, any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Governmental Authority, in each case where such Governmental Authority has jurisdiction over such Person’s status, action or inaction.

“Group Companies” means the Company and its Subsidiaries.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, and without duplication, all Liabilities (a) in respect of principal, accrued interest, penalties, fees and premiums of such Person for borrowed money (whether or not evidenced in writing by notes, bonds, debentures or other form of debt instrument), (b) in respect of letters of credit and bankers’ acceptances, (c) in respect of lease obligations required in accordance with GAAP to be capitalized on a balance sheet of such Person, and (d) in the nature of guarantees of the obligations described in clauses (a) and (b) above of any other Person. Notwithstanding the foregoing, with respect to the Group Companies, “Indebtedness” shall not include (1) any letters of credit to the extent not drawn, (2) any bank guarantees given by one Group Company in respect of any other Group Company (but, for greater certainty, not in respect of any Person that is not a Group Company), (3) non-cancellable purchase commitments, (4) Indebtedness in respect of workers’ compensation claims, health, disability or other employee benefits; property casualty or liability insurance; take-or-pay obligations in supply arrangements; completion guaranties, bid, custom, utility, performance and surety bonds, (5) Indebtedness in the form of customary obligations under indemnification, incentive, non-compete, consulting or deferred compensation, in each case that are not incurred in connection with indebtedness for borrowed money and under which no claims have been asserted or otherwise made, (6) any intercompany indebtedness among the Group Companies, (7) trade payables or other current Liabilities in the ordinary course of business, (8) any obligations with respect to current liabilities taken into account in determining Net Working Capital (calculated in accordance with the Net Working Capital Methodology), or (9) any Seller Transaction Expenses, in each case, that have not then been earned or are otherwise not then due and payable.

“Intellectual Property Rights” means all right, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, relating to: (a) patents, copyrights, mask work rights, confidential information, operating manuals, source codes, object codes, trade secrets, database rights, and all other proprietary rights in Company Technology; (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith; (c) domain names, rights of privacy and publicity; (d) any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, and contractual rights relating to any of the foregoing; and (e) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“ITA” means the Income Tax Act (Canada), as amended.

“Liability” means, with respect to any Person, any account or trade payable, charge, cost, debt, expense, liability and payment and other obligation of any kind of such Person (whether primary or secondary, direct or indirect, asserted or unasserted, monetary or non-monetary or due or accruing due and whether fixed, contingent, conditional, absolute or otherwise).

“Losses” means all actual out-of-pocket losses, damages, reasonable costs, reasonable expenses (including legal fees and disbursements and court costs), liabilities and obligations, provided, however, that Losses shall not include punitive or exemplary damages except to the extent required to be paid by Buyer in connection with a Third Party Claim.

“Material Adverse Effect” means any change, effect, event, occurrence, or development (each a “Change”, and collectively, “Changes”) that, individually or in the aggregate, has had a materially adverse effect on (a) the Business, Assets or condition (financial or otherwise) of the Group Companies, taken as a whole, or (b) the ability of the Group Companies to consummate the Contemplated Transactions; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or could be, a Material Adverse Effect (unless, with respect to clauses (iii) and (viii) below, such Change has a materially adverse disproportionate effect on the Group Companies, taken as a whole, as compared to the effect of such Change on a business similarly situated to the Business), any adverse Change attributable to: (i) operating, business, regulatory or other conditions generally affecting the industry in which the Group Companies operate; (ii) general economic conditions, including changes in the credit, debt or financial, capital markets (including changes in interest or exchange rates), in each case, in the US or anywhere else in the world; (iii) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the US or any other country or region in the world, including (A) changes in interest rates in the US or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the US or any other country or region in the world; (iv) any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in payments, or delays or failures to act, by any Governmental Authority, in each case, attributable solely to any such stoppage or shutdown (and not attributable, in whole or in part, to any dispute or other cause or reason whatsoever)); (v) the announcement or pendency or consummation of the Contemplated Transactions contemplated by this Agreement (including the identity of Buyer) or compliance with the terms of, or taking any action permitted or required by, this Agreement; (vi) changes in GAAP or other accounting requirements or principles or any changes in Applicable Laws or the interpretation thereof or other legal or regulatory conditions; (vii) actions required to be taken under Applicable Laws; (viii) the failure of any Group Company to meet or achieve the results set forth in any internal budget, plan, projection or forecast (but not the Changes that caused or in any way contributed to such failure); (ix) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; (x) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the US or any other country or region in the world; (xi) outbreaks of infectious diseases, (xii) any of the matters specifically disclosed on the Disclosure Schedules; (xiii) any action taken by Buyer or its Affiliates or any omission by Buyer or its Affiliates of any action taken by them pursuant to this Agreement; and (xiv) any action taken by any member of the Group Companies or any omission to act by any member of the Group Companies, in each case, that is in compliance with the terms of this Agreement or was otherwise taken (or not taken) with the consent of or at the request of Buyer or any of its Affiliates.

“Net Working Capital” means (i) all current assets (as determined in accordance with GAAP but excluding all Tax assets and Closing Cash) of the Group Companies as of the Reference Time (but before taking into account the consummation of the Contemplated Transactions), minus (ii) all current liabilities (as determined in accordance with GAAP but excluding all Tax liabilities, any items constituting Closing Indebtedness or Seller Transaction Expenses) of the Group Companies as of the Reference Time (but before taking into account the consummation of the Contemplated Transactions), in each case calculated in a manner consistent with the past practices of the Group Companies and without any change in or introduction of any new types or kinds of reserves (it being acknowledged that the respective amounts (quantum) of the presently existing types of reserves are subject to change in the Ordinary Course of Business). For the avoidance of doubt, the determination of Net Working Capital for purposes of calculating Estimated Aggregate Consideration Amount and Final Aggregate Consideration Amount and the preparation of the Closing Statement will take into account only those components (i.e., line items) used in calculating the Net Working Capital Target in accordance with the Net Working Capital Methodology.

“Net Working Capital Methodology” means the agreed methodologies, practices, classifications, judgments, estimation techniques, assumptions and principles utilized for the purposes of calculating Net Working Capital and the Net Working Capital Target set forth on Annex I of this Agreement.

“Net Working Capital Target” means an amount equal to [redacted].

“Non-Rollover Percentage” means that percentage which is equal to the result obtained when 100 is multiplied by (1 minus the Rollover Percentage).

“Ordinary Course of Business” means, with respect to any Person, an action taken by such Person in the ordinary course of such Person’s business.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation, association or organization (together with any memorandum of association) and any limited liability company, operating or partnership agreement adopted or filed in connection with the incorporation, creation, formation or organization of such Person and (b) all by-laws and equity holders agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“[redacted] Matter” means the Action entitled [redacted] together with any and all other Actions (whether commenced before, on or after the Effective Date) that are based on and arise out of substantially all of the same circumstances, facts and occurrences as on which Case No. [redacted] is based together with any and all appeals (and further appeals) of any decisions, motions, judgements and other findings, proceedings or pronouncements rendered in connection with any of the subject matters of the Actions and other matters hereinbefore referenced in this definition and any settlements made in respect thereof.

“Parties” means Buyer, the Company and the Seller.

“Permits” means, with respect to any Person, any license, franchise, permit, approval or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings; (b) other statutory encumbrances arising by operation of law with respect to a liability incurred in the ordinary course of business and which is not delinquent; (c) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business; (d) liens to secure landlords, lessors or renters under leases or rental agreements (to the extent the applicable Group Company is not in default under such lease or rental agreement); (e) requirements and restrictions of zoning, building and other laws; (f) encumbrances set forth in any title policy or title report or survey with respect to leases and other encumbrances of record; (g) any Encumbrance permitted to exist under the Credit Agreements (which Encumbrances are to be discharged at Closing as provided for in Section 7.6); (h) liens granted to the Debt Financing Source in connection with the Debt Financing; (i) purchase money liens securing rental payments under capital lease arrangements; (j) applicable laws or government orders; (k) liens arising by operation of law on insurance policies and proceeds thereof to secure premiums thereunder; and (l) customary rights of set off, revocation, refund or chargeback; and (m) any conditions that might be shown by a current, accurate survey or physical inspection.

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date and the portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Purchase Price Adjustment Escrow Amount” means [redacted].

“Reference Time” means that time which is immediately prior to the time at which the Closing is completed on the Closing Date.

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Rollover Amount” means an aggregate amount equal to [redacted].

“Rollover Percentage” means that percentage which is equal to the result obtained when 100 is multiplied by a fraction, the numerator of which is equal to the Rollover Amount and the denominator of which is equal to the sum of (x) the Estimated Aggregate Consideration Amount, plus (y) the Rollover Amount.

“R&W Insurance Policy” means [redacted], true copies of which policies are attached hereto as Exhibit D.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Material Adverse Effect” means, with respect to the Seller, a material adverse effect on the ability of the Seller to consummate the Contemplated Transactions in the manner provided hereunder or to perform its obligations under any of the Transaction Documents.

“Seller Transaction Expenses” means (i) all costs, fees and expenses of the Group Companies incurred at or prior to the Closing and not paid at or prior to the Closing in connection with or in anticipation of the negotiation, execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the Contemplated Transactions, including legal, accounting, investment banking, advisory and other costs fees and expenses, (ii) all obligations of the Group Companies in respect of severance, change of control payments, stay bonuses, retention bonuses, and transaction bonuses due or arising (either alone or in combination with any other event) as a result of the Contemplated Transactions, (iii) [redacted], and (iv) [redacted].

“Solvent” means, with respect to any Person, that (a) the property of such Person, at a present fair saleable valuation, exceeds the sum of its debts (including contingent and unliquidated debts); (b) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable Liability on its existing debts as they become absolute and matured; (c) such Person has adequate capital to carry on its business; and (d) such Person does not intend or believe it will incur debts beyond its ability to pay as such debts mature. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities.

“Straddle Period” means any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least 50% of the outstanding Equity Interests entitled to vote generally in the election of the Board of Directors or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of that other Person as a general partner, managing member, manager or in similar capacity.

“Tax” or “Taxes” means any and all U.S. federal, state and local, and foreign (including Canadian federal and provincial), income, gross receipts, payroll, employment, excise, custom duties, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, employee source deduction, transfer, environmental or other tax imposed by any Governmental Authority (and including amounts payable relating to unclaimed property, abandonment or escheat), including any interest or penalty related thereto.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes required to be filed with a Tax authority or any other Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), databases, computer software, firmware, computer hardware, electronic, electrical, and mechanical equipment, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, trade secret law, or otherwise, and all documents and other materials recording any of the foregoing.

“Transaction Documents” means this Agreement and the Ancillary Agreements together with all documents, certificates and other instruments executed and delivered pursuant to this Agreement or otherwise in connection with, or to give effect to, the Contemplated Transactions.

“Transaction Tax Deductions” means (A) all fees, expenses and interest (including amounts treated as interest for income Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by the Group Companies with respect to the payment of Closing Indebtedness in connection with the Closing, (B) all fees, costs and expenses incurred by the Group Companies in connection with or incident to this Agreement and the transactions contemplated hereby, including Seller Transaction Expenses and any other legal, accounting and investment banking fees, costs and expenses, and (C) all amounts treated as deductible for income Tax purposes as a result of the vesting of an Equity Interest in the Company in connection with or relating to the Closing.

“Treasury Regulations” means the regulations promulgated under the Code.

“US” means the United States of America.

Section 1.2         Additional Defined Terms.

Each of the following terms is defined in the Section set forth opposite such term:

Accounting Firm	Section 3.3(b)
Affected Employees	Section 8.1(b)
Agreement	Preamble
Aggregate Consideration Amount	Section 3.1(a)
Alternative Financing	Section 7.7(c)
Alternative Financing Commitment Letter	Section 7.7(c)
Audited Financials	Section 4.6(a)(i)
[redacted]	Section 8.2(a)
Buyer	Preamble
Buyer Adjustment Amount	Section 3.3(d)(i)
Buyer Released Claims	Section 8.6
Buyer Released Party	Section 8.6
Buyer Releasing Party	Section 8.6
Claim Notice	Section 12.2(a)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 3.3(a)
Company	Preamble
Company Partnerships	Section 4.13(k)
Company Plan	Section 4.14(a)
Company Registrations	Section 4.11(a)
Company Tax Representations	Section 11.1(a)
Confidentiality Agreement	Section 8.4
Contracting Parties	Section 13.4
Cure Period	Section 12.2(b)
D&O Indemnified Person	Section 8.3(a)
D&O Insurance	Section 8.3(c)
Debt Commitment Letter	Section 5.5
Debt Financing	Section 5.5
Debt Financing Documents	Section 7.7(a)
Debt Financing Proceeds	Section 5.5
Debt Financing Source	Section 5.5
Debt Payoff Letters	Section 7.6
Disclosed Contractual Obligations	Section 4.15
Dispute Statement	Section 12.2(b)
Disputed Items	Section 3.3(b)
DOJ	Section 7.4(a)
Estimated Aggregate Consideration Amount	Section 3.1(b)
Fee Letter	Section 5.5
Final Aggregate Consideration Amount	Section 3.3(c)
Financials	Section 4.6(a)(ii)
FirstService	Preamble
FTC	Section 7.4(a)
Goodwin	Section 8.5(a)
Inbound IP Contractual Obligations	Section 4.11(c)
Indemnity Claim	Section 12.2(a)
Interim Financials	Section 4.6(a)(ii)

IP Contractual Obligations	Section 4.11(c)
Material Customer	Section 4.15(f)
Material Supplier	Section 4.15(g)
[redacted] Matter	Section 12.1(c)
Most Recent Balance Sheet	Section 4.6(a)(ii)
Most Recent Balance Sheet Date	Section 4.6(a)(ii)
Named Executives	Preamble
Nonparty Affiliate	Section 13.4
Objections Statement	Section 3.3(b)
Outbound IP Contractual Obligations	Section 4.11(c)
Pre-Closing Transactions	Preamble
Pull and Refile	Section 7.4(a)
Purchase Price Adjustment Escrow Account	Section 3.2(d)
Purchased Securities	Preamble
Real Property	Section 4.10
Recovery Period	Section 8.5(d)
Required Financial Information	Section 7.7(d)
Restricted Commitment Letter Amendments	Section 7.7(a)
Sale	Preamble
Second Request	Section 7.4(a)
Seller	Preamble
Seller Released Claims	Section 8.9
Seller Released Party	Section 8.9
Seller Releasing Party	Section 8.9
Seller Tax Benefit	Section 8.2(d)
Seller Tax Liabilities	Section 8.2(a)(v)
Supplement	Section 7.3
Surviving Representations	Section 11.1(b)
Tax Contest	Section 8.2(h)
Tax Refund	Section 8.2(f)(ii)
Termination Date	Section 10.1(b)
Third Party Claim	Section 12.2(c)

Section 1.3         Interpretation.

(a)            The words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or paragraph hereof. All instances of the words “include,” “includes” or “including” in this Agreement shall be deemed to mean “including without limitation.” Any reference to any Applicable Law will be deemed also to refer to all rules and regulations promulgated thereunder, in each case as amended, modified, codified, replaced or reenacted, in whole or in part. Any reference to an Article, Section, Exhibit, Appendix or Schedule is to the articles, sections, exhibits, appendices or schedules, if any, of and to this Agreement unless otherwise specified.

(b)            Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and (ii) words using the singular or plural number also include the plural or singular number, respectively.

(c)            References to “dollars,” “Dollars” and “$” will be references to US Dollars, and with respect to any Contractual Obligation, obligation, Liability, claim or document that is contemplated by this Agreement but denominated in currency other than US Dollars, the amounts described in such Contractual Obligation, obligation, Liability, claim or document will be deemed to be converted into US Dollars for purposes of this Agreement as of the applicable date of determination at the currency exchange rates published by The Wall Street Journal on the previous Business Day.

(d)            Except as otherwise specifically provided, a reference to any Person in this Agreement or any other agreement or document shall include such Person’s predecessors-in-interest, successors and permitted assigns.

(e)            Each accounting term used herein that is not specifically defined herein (including definitions included in the Net Working Capital Methodology set forth on Annex II) shall have the meaning given to it under GAAP.

(f)             The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)            Unless expressly provided otherwise, the measure of a period of one month or one year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, that, if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18th is March 18th, one month following March 31st is May 1st, and one year following February 18th, 2019 is February 18th, 2020.

(h)            The Parties are each represented by legal counsel and have participated jointly in the negotiation and drafting of the Transaction Documents. In the event an ambiguity or question of intent or interpretation arises, the Transaction Documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of the Transaction Documents.

(i)             The principles of interpretation set forth in this Section 1.3 shall apply to all Transaction Documents.

Article II
SALE AND PURCHASE OF PURCHASED SECURITIES; CLOSING

Section 2.1         Sale and Purchase of Purchased Securities. Upon the terms and subject to the conditions contained herein, on the Closing Date, Buyer shall purchase the Purchased Securities from the Seller, and the Seller shall sell to Buyer the Purchased Securities free and clear of any and all Encumbrances for a purchase price equal to the amounts paid by Buyer pursuant to Section 3.2 (but subject to any adjustments made pursuant to Section 3.3).

Section 2.2         Closing. The closing of this Sale (the “Closing”) shall occur on the fourth (4th) Business Day after the fulfillment or waiver of all conditions set forth in Article IX (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), and shall take place at the offices of Goodwin Procter LLP, [redacted], or at such other time and/or place as the Parties may mutually agree to in writing.

Article III
CLOSING PAYMENTS AND PURCHASE PRICE ADJUSTMENT

Section 3.1         Calculation of Closing and Final Consideration.

(a)            For the purposes of this Agreement, the “Aggregate Consideration Amount” means a cash amount equal to:

(i)             Five Hundred Thirty Million and 00/100 Dollars ($530,000,000);

(ii)            plus the total amount of Closing Cash;

(iii)          minus the total amount of Closing Indebtedness;

(iv)          plus the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Target;

(v)            minus the amount, if any, by which the Net Working Capital is less than the Net Working Capital Target;

(vi)          minus the total amount of Seller Transaction Expenses;

(vii)         minus the Purchase Price Adjustment Escrow Amount; and

(viii)       minus the Rollover Amount.

(b)            At least four (4) Business Days prior to the Closing Date, the Company will deliver to Buyer its good faith estimate of the Aggregate Consideration Amount (the “Estimated Aggregate Consideration Amount”), including its good faith estimate of all components thereof listed in Section 3.1(a) above; and such estimate will be accompanied by reasonable financial documentation and records supporting the calculation of such estimate and Buyer will be permitted to communicate with management of Seller and the Company to discuss any questions, and obtaining any clarifications, that Buyer may have regarding such estimate.

Section 3.2         Payments at Closing; Transaction Expenses and Closing Indebtedness.

(a)            At the Closing, Buyer shall pay (or cause to be paid):

(i)             to the Escrow Agent a cash amount equal to the Purchase Price Adjustment Escrow Amount, which payment shall be made by wire transfer of immediately available funds to an account designated by the Escrow Agent in accordance with the terms of the Escrow Agreement; and

(ii)            to the Seller a cash amount equal to the Estimated Aggregate Consideration Amount, which payment shall be made by wire transfer of immediately available funds to an account designated by the Seller prior to Closing.

(b)            At the Closing, Buyer will pay (or cause to be paid) the amount of the Seller Transaction Expenses (to the extent not then previously paid) payable to each payee thereof by wire transfer of immediately available funds to such payee’s account as specified in instructions delivered to Buyer by the Company prior to the Closing; provided, however, that any Seller Transaction Expenses treated as compensation payable to employees of a Group Company shall be deposited with the applicable Group Company and paid through the payroll system of the such Group Company, on the first normal payroll date of such Group Company following such deposit (and in any event within twenty (20) Business Days following such deposit).

(c)            At the Closing, Buyer shall itself acting as agent on behalf of the Group Companies repay or procure that the Group Companies repay, all amounts necessary to discharge fully the then outstanding balance of all Closing Indebtedness of the Group Companies pursuant to the Debt Payoff Letters.

Section 3.3         Post-Closing Adjustment.

(a)            As promptly as possible, but in any event within forty-five (45) days after the Closing Date, Buyer will deliver to the Seller (i) an unaudited, consolidated balance sheet of the Group Companies as of the Reference Time (which will have been prepared with the assistance of Buyer’s or the Company’s accountants) and (ii) its calculation of the Aggregate Consideration Amount, including all components thereof (together, the “Closing Statement”). The Closing Statement will be prepared in a manner consistent with the Net Working Capital Methodology and the definitions of the terms Closing Cash, Closing Indebtedness, Net Working Capital and Seller Transaction Expenses contained herein. The Closing Statement will entirely disregard (i) any and all effects on the Assets or Liabilities of the Group Companies as a result of the Contemplated Transactions (except with respect to the impact of the Transaction Tax Deductions for purposes of calculating unpaid income Tax liabilities of the Group Companies for the Pre-Closing Tax Period) or of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the Contemplated Transactions, and (ii) any of the plans, transactions, or changes which Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Group Companies or their business or Assets, or any facts or circumstances that are unique or particular to Buyer or any of its Assets or Liabilities.

(b)            Buyer will, and will cause the Company to, (i) provide the Seller and its representatives with full access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Group Companies for purposes of their review of the Closing Statement, and (ii) cooperate fully with the Seller and its representatives in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Closing Statement as is requested by the Seller or its representatives. If the Seller has any objections to the Closing Statement, the Seller will deliver to Buyer a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items to which the Seller objects (the “Disputed Items”). If an Objections Statement is not delivered to Buyer within forty-five (45) days after delivery of the Closing Statement, the Closing Statement as prepared by Buyer will be final, binding and non-appealable by the Parties (manifest error and Fraud only excepted); provided, that, in the event Buyer or the Group Companies did not provide any papers or documents reasonably requested by the Seller or any of its representatives within five (5) days of request therefor (or such shorter period as may remain in such forty-five (45) day period), such forty-five (45) day period will be extended by one (1) day for each additional day required for Buyer and/or the Group Companies to fully respond to such request; provided, further, that such forty-five (45) day period will be extended for five (5) days following the date on which Buyer and/or the Group Companies will have fully responded to such request. The Seller and Buyer will negotiate in good faith to resolve the Disputed Items and all such discussions related thereto will (unless otherwise agreed by Buyer and the Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If Buyer and the Seller are unable to reach a final resolution of all Disputed Items within thirty (30) days after the delivery of the Objections Statement to Buyer, the Seller and Buyer will submit any unresolved Disputed Items to [redacted], or another independent national accounting firm mutually selected by Buyer and the Seller (the “Accounting Firm”). Buyer and the Seller will instruct the Accounting Firm to, and the Accounting Firm shall, make a final determination of the Disputed Items (and only the Disputed Items) solely in accordance with the guidelines and procedures set forth in this Agreement and, in so doing, the Accounting Firm will act as an “expert” and not as an “arbitrator”. Buyer and the Seller will cooperate with the Accounting Firm during the term of its engagement. Buyer and the Seller will instruct the Accounting Firm not to, and the Accounting Firm will not, assign a value to any Disputed Item greater than the greatest value for such item assigned by Buyer, on the one hand, or the Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Seller, on the other hand. Buyer and the Seller will also instruct the Accounting Firm to, and the Accounting Firm shall, make its determination based solely on the written submissions provided by Buyer and the Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Seller and Buyer will use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable, but in any event within thirty (30) days after the date on which the Disputed Items are submitted to the Accounting Firm. The Accounting Firm’s determination will, absent manifest error and Fraud, be final and binding on the Parties and will not be subject to court review or otherwise appealable. The fees and expenses of the Accounting Firm (i) will be borne by the Seller in the proportion that the aggregate dollar amount of Disputed Items submitted thereto for resolution that are unsuccessfully disputed by the Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such submitted Disputed Items and (ii) will be borne by the Company in the proportion that the aggregate dollar amount of Disputed Items submitted thereto for resolution that are successfully disputed by the Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such submitted Disputed Items.

(c)            If the Aggregate Consideration Amount as finally determined pursuant to Section 3.3(b) (the “Final Aggregate Consideration Amount”) is greater than the Estimated Aggregate Consideration Amount, then no further payments shall be required to be made by Buyer to the Seller pursuant to this Article III and, within five (5) Business Days after such determination of the Final Aggregate Consideration Amount, Buyer and the Seller will jointly instruct the Escrow Agent to pay to the Seller, by wire transfer of immediately available funds out of the Purchase Price Adjustment Escrow Account, an amount equal to the Purchase Price Adjustment Escrow Amount.

(d)            If the Final Aggregate Consideration Amount is less than the Estimated Aggregate Consideration Amount, then, within five (5) Business Days after the determination of the Final Aggregate Consideration Amount, Buyer and the Seller will jointly instruct the Escrow Agent to:

(i)             pay to Buyer by wire transfer of immediately available funds, an amount equal to such shortfall (which in no case will exceed the amount of the Purchase Price Adjustment Escrow Amount) (the “Buyer Adjustment Amount”) from the Purchase Price Adjustment Escrow Account, and

(ii)            pay to the Seller by wire transfer of immediately available funds the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Amount is greater than the Buyer Adjustment Amount.

(e)            All payments required pursuant to Section 3.3(c) and Section 3.3(d) will, to the extent permitted by applicable Law, be deemed to be adjustments for Tax purposes to the Aggregate Consideration Amount.

Article IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE GROUP COMPANIES

In order to induce Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Company hereby represents and warrants to Buyer as follows, in each case, except as set forth on the Disclosure Schedule with disclosures on one section of the Disclosure Schedule qualifying representations in non-corresponding sections of this Article IV to the extent their applicability is reasonably apparent on the face of such disclosure:

Section 4.1         Organization & No Bankruptcy Event. Each Group Company is duly incorporated (or formed), organized, validly existing and in good standing under the Applicable Law of its jurisdiction of incorporation (or formation). Each Group Company is duly qualified to do business and in good standing in each jurisdiction in which it leases Real Property or conducts business and is required to so qualify except where the failure to so qualify has not had, and would not reasonably be expected to have, a Material Adverse Effect. Each Group Company has all requisite power and authority necessary to own, lease, operate and use its Assets and to carry on the portion of the Business carried on by such Group Company. True, correct and complete copies of the Organizational Documents of each Group Company have been delivered by the Company to Buyer. No Group Company has committed, nor is any Group Company subject to, a Bankruptcy Event that is presently continuing or outstanding or that has not been cured.

Section 4.2         Power and Authorization. Each Group Company has all requisite power and authority necessary for the execution, delivery and performance by it of this Agreement and each Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into at the Closing, will be) a party. Each Group Company has duly authorized by all necessary action the execution, delivery and performance of this Agreement and each such Ancillary Agreement. This Agreement and each Ancillary Agreement to which a Group Company is a party (i) has been (or, in the case of Ancillary Agreements to be entered into at Closing, will be when executed and delivered) duly executed and delivered by such Group Company and (ii) is (or in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of such Group Company, Enforceable against such Group Company in accordance with their respective terms.

Section 4.3         Authorization of Governmental Authorities. Except for compliance with the HSR Act, the Competition Act (Canada) or any other similar Applicable Law or as otherwise set forth on Section 4.3 of the Disclosure Schedule, no action by (including any authorization by or consent or approval of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of any of the Group Companies or in respect of any of the Group Companies, the Business or any Assets of any of the Group Companies for, or in connection with, (a) the valid and lawful authorization, execution, delivery and performance by a Group Company of this Agreement or any Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into at the Closing, will be) a party or (b) the consummation of the Contemplated Transactions.

Section 4.4         Noncontravention. None of the authorization, execution, delivery or performance by the Group Companies of this Agreement or any Ancillary Agreement to which it is (or with respect to Ancillary Agreements to be entered into at the Closing, will be) a party, nor the consummation of the Contemplated Transactions, will:

(a)            assuming the taking of each action by (including the obtaining of each necessary authorization, consent or approval), or in respect of, and the making of all necessary filings with, Governmental Authorities, result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Applicable Law applicable to any Group Company, the Business or any Assets of the Group Companies;

(b)            except as set forth on Section 4.4(b) of the Disclosure Schedule, result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (i) any Disclosed Contractual Obligation or (ii) any of the Organizational Documents of the Group Companies; or

(c)            result in the imposition of any Encumbrances (other than a Permitted Encumbrance) upon any of the Assets of any Group Company, or materially restrict, hinder, impair or limit the ability of any Group Company to carry on the operation of the portion of the Business carried on by such Group Company as now being carried on.

Section 4.5         Capitalization of the Group Companies.

(a)            Outstanding Equity Interests of the Company. As of the date of this Agreement, Seller owns, beneficially and of record, [redacted] common shares in the capital stock of the Company (which [redacted] common shares comprise 100% of the issued and outstanding Equity Interests of the Company (and there are no other issued and outstanding Equity Interests in the Company)). The Company does not have any issued or outstanding Equity Interests that are not held of record by the Seller, and does not hold shares of its capital stock (or other Equity Interests) in its treasury. All of the outstanding Equity Interests of the Company have been duly authorized and validly issued and are fully paid and non-assessable.

(b)            Outstanding Equity Interests of the Subsidiaries; Encumbrances on Equity Interests, etc. All of the Subsidiaries of the Company are listed on Section 4.5(b) of the Disclosure Schedule. Except as set forth on Section 4.5(b) of the Disclosure Schedule and for Permitted Encumbrances, the Company owns directly or indirectly all of the outstanding Equity Interests of each of the Company’s Subsidiaries, free and clear of all Encumbrances. All of the outstanding Equity Interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Section 4.5(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other Equity Interests in any other Person. Except as set forth on Section 4.5(b) of the Disclosure Schedule, (i) there are no preemptive rights or other similar rights in respect of any Equity Interests in any of the Group Companies, except under Applicable Law, (ii) there are not now in existence any options, warrants, convertible securities or other commitments or rights of any kind that, actually or contingently, would allow or entitle any Person to purchase, subscribe for or be issued or have re-purchased any Equity Interests in any of the Group Companies (other than in connection with the Pre-Closing Transactions), (iii) there are no Encumbrances on, or other Contractual Obligations (including shareholders’ agreements, members agreements, operating agreements and voting trust agreements) relating to, the ownership, transfer or voting of any Equity Interests in any of the Group Companies, (iv) except for the Contemplated Transactions, there is no Contractual Obligation of any of the Group Companies which obligates the Group Companies to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Equity Interest in any of the Group Companies, and (v) there are no existing rights with respect to registration under the Securities Act of any Equity Interests in any of the Group Companies.

Section 4.6         Financial Matters.

(a)            Financial Statements. Buyer has been furnished with true and complete copies of each of the following:

(i)             (A) the audited consolidated balance sheet of Bellwether as of December 31, 2017 and the related audited consolidated statements of income, members’ equity and cash flows of Bellwether for the fiscal year then ended accompanied by the notes thereto and the report of Bellwether’s independent auditors with respect thereto; (B) the audited consolidated balance sheets of Bellwether as of December 31, 2016 and the related audited consolidated statements of operations, members’ equity and cash flows of Bellwether for the fiscal year ended December 31, 2016 accompanied by the notes thereto and the report of Bellwether’s independent auditors with respect thereto; (C) the audited combined consolidated balance sheet of FOS US Holdco as of December 31, 2018 and the related audited combined consolidated statements of income and comprehensive income, changes in stockholder’s equity and cash flows of FOS US Holdco for the fiscal year then ended together with the notes thereto and the report of FOS US Holdco’s independent auditors with respect thereto; (D) the audited consolidated balance sheet of Delos MBHE FOS LP as of December 31, 2017 and the related audited consolidated statements of operations and partnership deficiency, and cash flows of Delos MBHE FOS LP for the fiscal year then ended together with the notes thereto and the report of Delos MBHE FOS LP’s independent auditors with respect thereto; and (E) the audited consolidated balance sheet of Delos MBHE FOS LP as of December 31, 2016 and the related audited consolidated statements of operations and partnership deficiency, and cash flows of Delos MBHE FOS LP for the period from June 1, 2016 to December 31, 2016 together with the notes thereto and the report of Delos MBHE FOS LP’s independent auditors with respect thereto (collectively, the “Audited Financials”); and

(ii)            the unaudited consolidated balance sheet of the Company as of March 31, 2019 (respectively, the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”), and the related unaudited consolidated statement of income of the Company for the three (3) months then ended (the “Interim Financials” and, together with the Audited Financials, the “Financials”).

(b)            Compliance with GAAP. The Financials (including any notes thereto) have been prepared in accordance with GAAP, consistently applied, and fairly present, in all material respects, the consolidated financial position and results of the operations of the Group Companies as of the dates thereof or for the periods covered thereby in accordance with GAAP (subject, in the case of the Interim Financials, to the absence of statements of cash flows and stockholder equity and footnotes and to normal year-end reclassifications and adjustments which are not material). Since December 31, 2018, there has not occurred or been made any changes in the accounting methods, principles or practices of any Group Company.

Section 4.7         Absence of Certain Developments. Except as set forth on Section 4.7 of the Disclosure Schedule or as disclosed in the Interim Financials, since December 31, 2018 through the date of this Agreement (a) there has not been any change, development, condition or event that constitutes a Material Adverse Effect; (b) the Business has been continuously conducted in all material respects in the Ordinary Course of Business (aside from actions taken in contemplation of the Contemplated Transactions); and (c) no Group Company has taken any action or done any act or thing that is prohibited by, or in contravention of, Section 7.1.

Section 4.8         Indebtedness; Guarantees. As of the date hereof, all of the Group Companies’ Indebtedness is listed on Section 4.8 of the Disclosure Schedule. For each item of Indebtedness, as of the date hereof, Section 4.8 of the Disclosure Schedule correctly sets forth the debtor, the Contractual Obligations governing the Indebtedness and the principal amount of the Indebtedness. None of the Group Companies has any material Liability in respect of a guarantee of any Indebtedness or other Liability of any other Person (other than another of the Group Companies).

Section 4.9         Assets. Each of the Group Companies has good title to, or, in the case of property held under a lease or other Contractual Obligation, an Enforceable leasehold interest in (or other adequate right to use) all of its Assets, including all Assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date, except for such Assets that have been sold or otherwise disposed of since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and, regarding the current assets included in such Assets, all such current assets are of the kind, quality and quantity regularly used in the Business and are sufficient to permit the operation of the Business in the Ordinary Course of Business and, with respect to finished goods, saleable in the Ordinary Course of Business, and are not in excess of reasonably anticipated requirements and are not unmarketable, rejected, damaged, unusable or obsolete. None of the owned Assets is subject to any Encumbrance other than a Permitted Encumbrance.

Section 4.10       Real Property. Section 4.10 of the Disclosure Schedule sets forth a list of the addresses of all real property owned, leased, subleased or licensed or otherwise occupied by any of the Group Companies (the “Real Property”). Section 4.10 of the Disclosure Schedule also identifies, with respect to each Real Property, each lease, sublease, or other Contractual Obligation under which such Real Property is occupied or used.

Section 4.11       Intellectual Property.

(a)            Scheduled Intellectual Property Rights. Section 4.11(a) of the Disclosure Schedule identifies all patents, patent applications, registered trademarks and copyrights, applications for trademark and copyright registrations, and domain names owned by the Group Companies, respectively (collectively, the “Company Registrations”). Each of the Company Registrations is valid and subsisting and in good standing, except where such failure to be valid and subsisting and in good standing has not had, and would not reasonably be expected to have, a Material Adverse Effect. The Group Companies possess all rights, title, and interests in and to each Company Registration, free and clear of any Encumbrance other than Permitted Encumbrances and licenses granted in the Outbound IP Contractual Obligations (as defined below).

(b)            Infringement. The business conducted by the Group Companies does not, to the Company’s Knowledge, infringe upon any Intellectual Property Rights of any Person. Except as set forth on Section 4.11(b) of the Disclosure Schedule, between January 1, 2015 and the date hereof, none of the Group Companies has received or dealt with any written charge, complaint, claim, demand, or notice alleging infringement of the Intellectual Property Rights of any Person. To the Company’s Knowledge, no Person is infringing upon any Company Intellectual Property Rights in any manner that would be reasonably expected to give rise to a Material Adverse Effect.

(c)            IP Contractual Obligations. Section 4.11(c) of the Disclosure Schedule identifies each Contractual Obligation (i) under which the Group Companies use or license a material item of Company Technology or any material Company Intellectual Property Rights that any Person besides the Group Companies own other than commercial off-the shelf software (the “Inbound IP Contractual Obligations”) and (ii) under which the Group Companies have granted to any Person any right or interest in any material Company Intellectual Property Rights including any material right to use any material item of Company Technology (the “Outbound IP Contractual Obligations”) that otherwise materially affects the Group Companies’ use of or rights in the material Company Technology or any material Company Intellectual Property Rights (including settlement agreements and covenants not to sue) (such Contractual Obligations, together with the Inbound IP Contractual Obligations and Outbound IP Contractual Obligations, the “IP Contractual Obligations”).

(d)            Employees and Contractors. The Group Companies have entered into written confidentiality agreements and written proprietary rights agreements (which terms may be contained in a written employment agreement) with all of its respective employees and independent contractors who have been involved in the development of material Company Intellectual Property owned by the Group Companies acknowledging the Group Companies’ ownership of all products, Technology, inventions and other Intellectual Property Rights created or developed by its employees and independent contractors who have been involved in the development of material Company Intellectual Property owned by the Group Companies within the scope of their employment or engagement.

(e)            Trade Secrets. The Group Companies have taken reasonable security measures to protect the secrecy, confidentiality and value of all trade secrets, know-how and other confidential and proprietary information owned by the Group Companies or used by the Group Companies in the Group Companies’ business.

(f)             The exclusive representations and warranties of the Group Companies in respect of intellectual property matters are set forth in this Section 4.11.

Section 4.12       Legal Compliance; Permits; Environmental Matters.

(a)            None of the Group Companies is, in any material respect, in breach or violation of, or default under, its Organizational Documents or any material Applicable Law applicable to such Group Company. Each of the Group Companies has been duly granted, or has applied for and is pursuing, all Permits necessary for the conduct of the Business by it and the ownership use and operation of its Assets. Other than with respect to Permits under any Environmental Law, Section 4.12(a)(i) of the Disclosure Schedule describes each material Permit held by any of the Group Companies with the Governmental Authority responsible for issuing such Permit. None of the Group Companies is, in any material respect, in breach or violation of any material Permit. Except as set forth on Section 4.12(a)(ii) of the Disclosure Schedule, no Group Company has, at any time since January 1, 2015, received or dealt with any written notifications from any Governmental Authority stating or alleging that such Group Company’s business and affairs are not being conducted in compliance with all Applicable Laws applicable to it in all jurisdictions to which it is subject.

(b)            Each Group Company has obtained and maintains in full force and effect, and is in material compliance with, all Permits required under any Environmental Law for the conduct of the Business by it and the ownership use and operation of its Assets, and a list of such Permits is set forth on Section 4.12(b) of the Disclosure Schedule.

(c)            Each Group Company is, and since January 1, 2015 has been, in material compliance with Environmental Law.

(d)            To the Company’s Knowledge, there are no conditions, circumstances, activities, incidents, actions, or omissions relating to or in any way affecting any Group Company that are reasonably likely to give rise to any material liability under any Environmental Law.

(e)            There are no environmental investigations, studies, audits, tests, reviews or other analyses in the possession of any Group Company with respect to any property currently or formerly owned, leased or operated by such Group Company pertaining to any material environmental contamination or occurrence which have not been made available to Buyer prior to execution of this Agreement.

(f)             None of the Group Companies or any of their respective directors, officers or employees, have since January 1, 2014, in connection with the operation of the Group Companies, engaged, directly or indirectly, in any activity which resulted in a violation of the Foreign Corrupt Practices Act of 1977, as amended or any similar foreign anti-corruption Applicable Law, or any money laundering Applicable Law.

(g)            Except as set forth on Section 4.12(g) of the Disclosure Schedule, the Group Companies are and have at all times since January 1, 2014 been in material compliance with all Applicable Law administered by the US Department of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; the US Department of Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; the US Department of State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; the US Drug Enforcement Administration codified at 21 CFR Parts 1309, 1312, 1313, 1315 and the US Department of the Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599, as well as any foreign customs Applicable Law related to imports and exports.

Section 4.13       Tax Matters. Except as set forth on Section 4.13 of the Disclosure Schedule, as of the date hereof:

(a)            Each of the Group Companies has duly and timely filed all income and other Tax Returns that are required to be filed by it (taking into account any extensions of time to file) and has duly and timely paid all Taxes shown on such Tax Returns as due and owing. Each Group Company has duly and timely withheld and collected all Taxes required by applicable Laws to be withheld or collected by it and has duly and timely remitted all of the Taxes so withheld and collected to the appropriate Governmental Authority. In the case of any Taxes which are not currently payable but which will become payable by any Group Company after the date hereof in respect of a period which commenced prior to the date hereof, accruals therefor have been made in conformity with GAAP, consistently applied, in the books and records of such Group Company and in the Financials. No written claim has been received by a Group Company from any Governmental Authority in a jurisdiction where such Group Company does not file a Tax Return that such Group Company is or may be subject to taxation by that jurisdiction.

(b)            There is no dispute or claim concerning any Tax liability of any of the Group Companies claimed or raised by any taxing authority of which the Group Company has received written notice. None of the Group Companies has received from any taxing authority any written notice of deficiency or proposed adjustment for any amount of Tax that has not been fully paid or settled. None of the Group Companies has waived any statute of limitations in respect of the assessment for any Taxes beyond the date hereof (other than as a result of filing any extension to file a Tax Return made in the ordinary course of business). None of the Group Companies has received any written notice that it is being audited by, or otherwise is subject to an administrative or judicial proceeding commenced by, any Governmental Authority relating to any Tax or any Tax Return which audit or other proceeding has not yet been completed.

(c)            None of the Group Companies (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than an Affiliated Group the common parent of which was the Company or any of its Subsidiaries), or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502 6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract (other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes).

(d)            None of the Group Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was intended to be governed by Section 355 or 361 of the Code.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the Assets of the Company or any of its Subsidiaries.

(f)             The Company has made available to Buyer true and complete copies of all income Tax Returns filed by each Group Company with any Governmental Authorities at any time since the later of (1) January 1, 2014 and (2) the date on which such Group Company was acquired by Seller or its Affiliate.

(g)            None of sections 80, 80.01, 80.02, 80.03, or 80.04 of the ITA) have applied or are expected to apply to the Canadian Subsidiaries in respect of any Pre-Closing Tax Period.

(h)            For all transactions between a Canadian Subsidiary and any Person that is a non-resident of Canada for purposes of the ITA and not dealing at arm’s length with such Canadian Subsidiary, records and documents have been obtained that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA, if required.

(i)             If and to the extent any of the Group Companies has been required to be registered for Canadian federal goods and services tax or harmonized sales tax, Quebec sales tax, or other applicable Canadian federal or provincial sales taxes, all such registrations have been made and all required filings required thereunder have been made.

(j)             The Purchased Securities are not “taxable Canadian property” as defined in subsection 248(1) of the ITA.

(k)            None of [redacted] (collectively, the “Company Partnerships’’) has made an election pursuant to Section 1101(g)(4) of P.L. 114-74 (2015) (or any corresponding or similar provision of state or local applicable Law or any Treasury Regulations promulgated with respect thereto) to apply the so-called “Revised Partnership Audit Procedures” with respect to any taxable period ending on or before December 31, 2017.

(l)             None of the Group Companies has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(m)          None of the Group Companies is required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of:

(i)             any change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)            any “closing agreement’’ as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed prior to the Closing;

(iii)          any installment sale or open transaction disposition made prior to the Closing;

(iv)          any prepaid amount received prior to the Closing outside the ordinary course of business; or

(v)            any election under Code Section 108(i) made prior to the Closing.

(n)            The representations set forth in this Section 4.13 and Section 4.14 are the only representations in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 4.13 and Section 4.14 and will not be based on the representations set forth in any other provision of this Agreement. In addition, nothing in this Section 4.13 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount, availability or usability of any net operating loss, capital loss, Tax basis or other Tax asset or attribute of the Company or any of its Subsidiaries in any Tax period, or portion thereof, beginning after the Closing Date (including the portion of the Straddle Period beginning after the Closing Date).

Section 4.14       Employee Benefit Plans.

(a)            Section 4.14(a) of the Disclosure Schedule lists all material Employee Plans which the Group Companies sponsor or maintain, or to which any Group Company contributes or is obligated to contribute on behalf of such Group Company’s employees or former employees, or which covers any Group Company’s employees or former employees and for which such Group Company have or would reasonably be expected to have any Liability (each a “Company Plan”). With respect to each Company Plan listed in Section 4.14(a) of the Disclosure Schedule, the Company has made available to Buyer copies of each of the following: (i) the material plan documents together with all amendments thereto, and any related trust agreements, (ii) the most recent summary plan description, if any, required under ERISA, (iii) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination or opinion letter from the IRS, (iv) in the case of any plan for which Forms 5500 are required to be filed, the most recently filed Form 5500, (v) all discrimination tests performed during the preceding three (3) plan years, (vi) all administrative and other service Contracts with third-party service providers; and (vii) all documents and non-routine correspondence relating to each Company Plan received from, or provided to, the Internal Revenue Service, the Department of Labor or any other Governmental Authority during the past three (3) years

(b)            None of the Group Companies or any other Person that would be considered a single employer with the Group Companies under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA maintains, or has within the six years prior to the date of this Agreement maintained, a plan subject to Title IV of ERISA or Code Section 412, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

(c)            Each Company Plan has been administered and maintained in all material respects in accordance with its terms and Applicable Law (including ERISA, the Code and the ITA) and has been funded to the extent required as of the date hereof and all contributions (including employer and employee salary reduction contributions), premiums, fees, administrative expenses or payments required to be made by a Group Company to each Company Plan have been made and all obligations of each Group Company in respect of each Company Plan up to and including the Most Recent Balance Sheet Date have been properly accrued and reflected in the Interim Financials. As of the date hereof, there is no pending or, to the Company’s Knowledge, threatened Action relating to a Company Plan, other than routine claims for benefits provided for by the Company Plans and claims made in connection with proceedings related to qualified domestic relations orders and appeals of such claims.

(d)            Except as required under 4980B of the Code, Part 6 of Title I of ERISA or any other Applicable Law, none of the Group Companies has any liability or obligation under any Company Plan or otherwise, including on account of any ERISA Affiliate, to provide to any Person any benefits or retiree welfare benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(e)            Except as set forth on Section 4.14(e) of the Disclosure Schedule, no Company Plan is subject to any of the Laws of any jurisdiction outside of the US or covers or has covered any current or former employee, officer, director, manager, independent contractor or consultant of a Group Company whose services are or have been performed primarily outside of the US.

(f)             With respect to each Company Plan that is intended by its terms to be, or is otherwise treated by a Group Company as, qualified under the Code, the ITA or other applicable Law: (A) no circumstance exists which would reasonably be expected to cause such Company Plan to cease being so qualified in operation; and (B) no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Plan. Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the IRS stating that such Employee Benefit Plan is so qualified or is based on a prototype plan to whose sponsor a favorable opinion letter has been issued by the IRS. Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder.

(g)            No investigations or audits have, now or since January 1, 2014, been made or, to the Company’s Knowledge, threatened by any Governmental Authority concerning any of the Company Plans which have identified compliance issues that remain unresolved.

(h)            None of the Group Companies has any ERISA Affiliates (except that the Group Companies are ERISA Affiliates with each other) and none of the Group Companies currently maintains, contributes to or has any Liability under and, at any time has not maintained, contributed to or had any Liability under: (A) any “employee benefit plan” (as defined in Section 3(3) of ERISA) subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (B) any “multi-employer plan” (as defined in Section 4001(a)(3) of ERISA); (C) any “multiple-employer plan” (as defined in Section 413(c) of the Code); or (D) any “multiple-employer welfare benefit arrangement” (as defined in Section 3(40)(A) of ERISA).

(i)             None of the Group Companies nor any of their respective ERISA Affiliates has any material Liability other than current year funding liabilities: (A) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code; (B) under Section 502(i) or 502(l) of ERISA or Section 4975 of the Code; or (C) under the Patient Protection and Affordable Care Act.

(j)             There is no Contractual Obligation under any Employee Plan pursuant to which any Group Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise Tax on a payment to such Person.

(k)            Except as set forth on Section 4.14(k) of the Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions will not result in: (i) any severance or other payment or benefit (including change in control, “golden parachute”, retention, unemployment compensation, bonus or otherwise) becoming due under any Company Plan or to any of the current or former directors, managers, officers or employees of a Group Company or any of the independent contractors or consultants who worked for a Group Company at any time prior to the Closing; (ii) the vesting, acceleration of payment or triggering of any payment or funding, through a grantor trust or otherwise, of compensation or benefits under any Company Plan or to any of the current or former directors, managers, officers or employees of a Group Company or any of the independent contractors or consultants who worked for a Group Company at any time prior to the Closing; (iii) any increases under any Company Plan in the amount or value of any benefit payable to or in respect of any of the current or former directors, managers, officers or employees of a Group Company or any of the independent contractors or consultants who worked for a Group Company at any time prior to the Closing.

(l)             Except as set forth on Section 4.14(l) of the Disclosure Schedule: the execution of this Agreement and the consummation of the Contemplated Transactions will not either: (i) satisfy a condition to the payment of compensation that would, alone or in combination with any other payment, result in (or constitute) (A) an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state or local Tax law) or (B) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state or local Tax law); (ii) constitute or involve a “prohibited transaction” or constitute or involve a breach of fiduciary responsibility, in each case, within the meaning of Section 502(l) of ERISA or otherwise violate Part 4 of Subtitle B of Title I of ERISA.

(m)          The exclusive representations and warranties of the Group Companies in respect of Employee Plans are set forth in this Section 4.14.

Section 4.15       Contractual Obligations. Section 4.15 of the Disclosure Schedule lists each of the following Contractual Obligations which a Group Company is bound:

(a)            any Contractual Obligation pursuant to which a partnership or joint venture was established;

(b)            any Contractual Obligation under which a Group Company has permitted any material Asset to become Encumbered (other than by a Permitted Encumbrance);

(c)            any Contractual Obligation which imposes a restriction (other than a restriction that is of an immaterial nature) on the geographies or businesses in which the Group Companies may operate the Business;

(d)            any Contractual Obligation under which a Group Company is, or may become, obligated to incur any severance pay or Compensation obligations, in each case, that would become payable by reason of the Contemplated Transactions;

(e)            any Contractual Obligation providing for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis, the performance of which mandates payment of Compensation in excess of [redacted] annually (other than those terminable at will without any severance obligation);

(f)             contracts with the Group Companies’ top [redacted] customers based on revenue attributable to such providers during the fiscal year ended December 31, 2018 (each a “Material Customer”);

(g)            supply or services contracts with the Group Companies’ top [redacted] vendors based on amounts purchased from such vendors during the fiscal year ended December 31, 2018 (each a “Material Supplier”);

(h)            any Contractual Obligation (or group of related Contractual Obligations) the performance of which mandates payment, expenditure or receipt of consideration in excess of [redacted] annually, other than purchase orders received in the Ordinary Course of Business; and

(i)             any Contractual Obligation (or group of related Contractual Obligations), the loss, termination or cancellation of which would result in a Material Adverse Effect.

The Company has made available to Buyer accurate and complete copies of each written Contractual Obligation listed on Section 4.15 of the Disclosure Schedule, in each case, as amended or otherwise modified and in effect. The Company has made available to Buyer a written summary setting forth all of the material terms and conditions of each oral Contractual Obligation listed on Section 4.15 of the Disclosure Schedule. Each Contractual Obligation required to be disclosed on Section 4.15 of the Disclosure Schedule and each Real Property lease, sublease and license disclosed in Section 4.10 of the Disclosure Schedule (all such Contractual Obligations and realty leases, subleases and licenses, collectively, the “Disclosed Contractual Obligations”) is Enforceable against each Group Company which is a party to such Contractual Obligation (and, to the Company’s Knowledge, against each other party to such Contractual Obligation that is not a Group Company) and, subject to obtaining any necessary consents disclosed in Section 4.3 and Section 4.4 of the Disclosure Schedule, will continue to be so Enforceable following the consummation of the Contemplated Transactions. None of the Group Companies or, to the Company’s Knowledge, any other party to any Disclosed Contractual Obligation is in material breach or violation of, or default under, or has repudiated any material provision of, any Disclosed Contractual Obligation.

Section 4.16       Related Party Transactions. Except as set forth on Section 4.16 of the Disclosure Schedule, no Affiliate of any of the Group Companies (other than another Group Company): (a) has any interest in any material Asset owned or leased by any of the Group Companies or used in connection with the Business or (b) is engaged in any material transaction, arrangement or understanding with any of the Group Companies (other than payments made to, and other Compensation provided to, officers and directors (or equivalent) in the Ordinary Course of Business).

Section 4.17       Labor Matters. As of the date hereof, there are no claims or proceedings pending, or to the Company’s Knowledge, threatened, against any of the Group Companies asserting that any of the Group Companies has committed an unfair labor practice within the meaning of the National Labor Relations Act except for claims or proceedings that would not have a Material Adverse Effect. As of the date hereof, there are currently no strikes, slowdowns, work stoppages or lockouts, by or with respect to any employees of any of the Group Companies. Except as set forth on Section 4.17 of the Disclosure Schedule, none of the Group Companies is a party to, or bound by, any collective bargaining agreement or other Contractual Obligation with a labor organization, trade or labor union, employees’ association or similar organization representing any of its employees, nor is any such agreement or other Contractual Obligation presently being negotiated, nor is there any duty on the part of any Group Company to bargain with any labor organization or representative, and there are no labor organizations representing, purporting to represent or, to the Company’s Knowledge, seeking to represent any employees of any Group Company. The exclusive representations and warranties of the Group Companies in respect of labor matters are set forth in this Section 4.17.

Section 4.18       Litigation; Governmental Orders. As of the date hereof, except as set forth on Section 4.18 of the Disclosure Schedule: (a) there is no Action to which any Group Company is a party (either as plaintiff or defendant) that is pending; and (b) to the Company’s Knowledge, there is no Action threatened against any of the Group Companies involving any claims or other liabilities that exceed [redacted]. As of the date hereof, the Company is not bound by any Governmental Order naming any of the Group Companies.

Section 4.19       Insurance. Section 4.19 of the Disclosure Schedule sets forth a list of all insurance policies that cover the Group Companies (which list includes, for each such policy, the type of policy, form of coverage, the policy number and the name of the insurer) and true and complete copies of such policies have been made available to Buyer. All of such insurance policies are in full force and effect, all premiums due thereon have been paid to the extent required as at the date hereof, and no written notice of cancellation or termination has been received with respect to any such policy. To the Company’s Knowledge, none of the Group Companies is in material default with respect to its obligations under any of such policies and such policies comply, in all material respects, with all Laws and any requirements contained in any Contractual Obligations to which the Group Companies are respectively subject. Except as disclosed in Section 4.19 of the Disclosure Schedule, no claims (both allowed and denied (whether in whole or in part)) in excess of [redacted] are presently outstanding under any of such insurance policies or under any insurance policies previously maintained with respect to any Group Company and its businesses. None of the Group Companies maintains any formalized self-insurance program with respect to its Assets or operations or risks.

Section 4.20       No Brokers. Except for Houlihan Lokey Capital, Inc., none of the Group Companies has any Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Contemplated Transactions.

Section 4.21       Information & Data Management Systems. Each Group Company has taken commercially reasonable action, steps or measures, in all material respects, to protect its information and data management systems and data storage facilities from and against: (i) access and use by any Persons other than those of its employees and independent contractors as are duly authorized to access the same; and (ii) physical and on-line intrusions, security breaches and unauthorized copying, modification, theft and destruction. Each Group Company has implemented reasonable backup and disaster recovery technology processes for its information and data management systems and data storage facilities consistent with good industry practices. Each Group Company has conducted and is conducting its business in compliance, in all material respects, with Applicable Laws applicable to privacy, the protection of personally identifiable information, anti-spam protections and do-not-call (telemarketer) protections. To the Company’s Knowledge, there have been no security breaches of information and data management systems and data storage facilities of a Group Company compromising the confidentiality or integrity of the personal information so held, stored or in the control of such Group Company.

Section 4.22       Equipment Leases. No Group Company entered into any equipment leases other than those entered into by it in the Ordinary Course of Business, and, concerning each such lease: (i) to the Company’s Knowledge, no Person other than the named parties thereto and the secured parties under the Permitted Encumbrances has any interest in such Group Company’s interest in such lease or in the equipment leased thereunder; and (ii) no Encumbrances (other than Permitted Encumbrances) have been granted in respect thereof by a Group Company and, to the Company’s Knowledge, the lessor thereunder is not in breach of any of its obligations thereunder. Other than for those defaults which, either individually or collectively, would not have, or result in, a Material Adverse Effect, there do not exist any defaults under any of such equipment leases, and, subject to the foregoing, all of such equipment leases are in full force and effect. Section 4.22 of the Disclosure Schedule sets out a list of all equipment leases entered into by a Group Company which require an payment (including any sales or other tax due thereon) in excess of [redacted] and true and complete copies of all of such Leases have been made available to Buyer.

Section 4.23       Employee Matters.

(a)            The Company has made available to Buyer and/or its representatives all of the following as of the date of this Agreement (the “Employee/IC Letter”):

(i)             a list of all employees (full-time and part-time) and independent contractors of each Group Company setting forth their positions or titles, commencement date and current annual salary, wages, fees, contract rates, allowances, annual commission opportunity or bonus potential (fixed, declared, discretionary or otherwise), and other remuneration (including rights to receive retention, change in control, termination, severance or other like payments);

(ii)            a list of all written employment, independent contractor or like contracts between a Group Company and its employees, independent contractors, directors, managers and officers, and all Employee Benefit Plans (both written and oral), including all such contracts: (A) the benefits of which are contingent, or the terms of which are altered (other than for insignificant minor alterations), upon the occurrence of a transaction of the same type as the Contemplated Transactions (either alone or in conjunction with any other event); (B) which provide for any specified term of employment/retainer or compensation guarantee; or (C) which provide severance or other benefits (including benefits under Employee Benefit Plans) after the termination of employment or service of such employee, independent contractor, director, manager or officer in addition to those that would otherwise be normally available at Law in the absence of such contracts; but excluding such oral Contracts entered into in the Ordinary Course of Business which do not provide for any severance, termination or other like payments in addition to those which would otherwise be normally available at Law in the absence of such Contracts; and

(iii)          a summary description of all of the salary and wage policies of each Group Company now in effect (including those for the granting of pay and other remuneration increases).

There are no Contractual Obligations by any Group Company to provide post-retirement benefits under any Employee Benefit Plans to any of its present or former employees or independent contractors.

(b)            Except as would not result in a material Liability for any Group Company, each Group Company is in compliance with all applicable Laws pertaining to employment (including those pertaining to terms and conditions of employment, wages and hours of work, discrimination, affirmative action, equal employment opportunity, immigration and work authorization, leaves, reasonable accommodations, whistleblower, facility closures and layoffs (including the Workers Adjustment and Retraining Notification Act of 1988 and any analogous state or local Laws), occupational safety and health, workers’ compensation, unemployment compensation, labor relations and collective bargaining, and classification of workers as independent contractors or employees).

(c)            To the Company’s Knowledge, each employee and independent contractor of a Group Company is a citizen of that country as in which he or she is employed or has a current and valid work visa or otherwise has the lawful right to work in such country.

(d)            Each Group Company has, since January 1, 2015, properly withheld and reported all amounts required by Law or by contract to be withheld and reported with respect to wages, salaries and other payments to its current and former employees and no Group Company is liable for any penalty for failure to withhold and/or report such amounts.

(e)            Each Group Company is, and since January 1, 2015 has been, in compliance, in all material respects, with all Contractual Obligations and any other obligations due to or in connection with: (i) any of its current or former independent contractors or consultants; and (ii) any of its employees.

(f)             None of the Group Companies is delinquent in the payment of any sums owing to any current or former independent contractor, consultant or employee of such Group Company.

(g)            There are no Contracts or arrangements with any of the directors, managers, officers, employees, independent contractors and/or consultants of a Group Company which, as a result of the completion of the Contemplated Transactions, by its terms would result in any of them ceasing to be a director, manager, officer, employee, independent contractor or consultant of such Group Company.

(h)            To the Company’s Knowledge, no executive-level employee of any Group Company has threatened in writing to terminate his or her employment with such Group Company at any time within the one-year period preceding the date hereof.

Section 4.24       Disclaimer of Other Representations and Warranties. NONE OF THE COMPANY, NOR OR ANY OF ITS REPRESENTATIVES, DIRECTORS, MANAGERS, PARTNERS, OFFICERS OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY, ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY OF THE ASSETS OF ANY GROUP COMPANY OR ANY PROJECTION OR FORECAST RELATING TO ANY OF THEIR RESPECTIVE BUSINESSES), OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS Article IV. EXCEPT AS EXPRESSLY SET FORTH HEREIN, THE CONDITION OF THE ASSETS OF THE GROUP COMPANIES SHALL BE “AS IS” AND “WHERE IS.”

Article V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each of the Company and the Seller, as of the date hereof, as follows:

Section 5.1         Organization. Buyer is a corporation duly incorporated, organized, validly existing and in good standing under the Applicable Law of its jurisdiction of incorporation (being the State of Delaware). Buyer has all requisite power and authority to own, lease and operate its properties and to carry on its business and is duly qualified or licensed to do business and is in good standing as a foreign corporation or partnership in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary.

Section 5.2         Authority. Buyer has all requisite power and authority to enter into the Transaction Documents to which it is a party and to consummate the Contemplated Transactions. The execution, delivery and performance of the Transaction Documents to which Buyer is a party and the consummation of the Contemplated Transactions have been duly authorized by all necessary action on the part of Buyer. This Agreement has been, and each of the other Transaction Documents to which Buyer is a party will be at the Closing, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Documents entered into on the date hereof by Buyer constitute, and in the case of the Transaction Documents entered into following the date hereof they will at Closing constitute, valid and binding obligations of Buyer, Enforceable against Buyer in accordance with their respective terms.

Section 5.3         No Conflict. The execution and delivery by Buyer of the Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions, do not and will not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or (b) give rise to a right of termination, cancellation, modification or acceleration of any liability or loss of any benefit under (i) any Contractual Obligation of Buyer, (ii) any provision of Buyer’s Organizational Documents, or (iii) any Applicable Law.

Section 5.4         Consents. Except for compliance with the HSR Act or any similar Applicable Law, no Consent or Governmental Order is required by or with respect to Buyer in connection with the execution and delivery of the Transaction Documents by Buyer or the consummation by Buyer of the Contemplated Transactions.

Section 5.5         Financing. Concurrently with the execution of this Agreement, Buyer has delivered to the Company a true, correct and complete copy of a fully executed debt commitment letter and term sheet addressed to Buyer and each fully executed fee letter (collectively, the “Fee Letter”) associated therewith (provided, that provisions in the Fee Letter related solely to the amount of fees agreed to by the parties may be redacted), dated on or about the date hereof (such commitment letter(s), including all exhibits, schedules, annexes, supplements and amendments thereto and each such fee letter and term sheet, collectively, the “Debt Commitment Letter”), from [redacted] (the “Debt Financing Source”) providing all of the terms and conditions upon which the Debt Financing Source has committed to provide [redacted] (the “Debt Financing Proceeds”) of debt financing (the “Debt Financing”) for the Contemplated Transactions on the terms and conditions set out in the Debt Commitment Letter. The Debt Commitment Letter is, as to Buyer and the other parties thereto, enforceable against such Persons in accordance with their terms. The commitments and agreements contemplated by the Debt Commitment Letter are valid and in full force and effect and have not been withdrawn, terminated or otherwise amended or modified in any material respect, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Debt Commitment Letter. The Debt Commitment Letter (together with the Fee Letter) constitute the entire and complete agreement among the parties thereto with respect to the transactions contemplated thereby and the financing for the Contemplated Transaction, and, except as expressly set forth in the Debt Commitment Letter, (i) there are no conditions precedent to the obligations of the Debt Financing Source to provide the Debt Financing, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the Contemplated Transactions that would permit the Debt Financing Source to reduce, restrict or limit the total amount of the Debt Financing or impose any different or additional conditions precedent to, or otherwise restrict or limit, the availability of all or any portion of the Debt Financing or otherwise adversely affect the ability of Buyer to consummate the Contemplated Transactions on a timely basis. Buyer has fully paid any and all commitment or similar fees, if any, or other fees required by the Debt Commitment Letter and/or the Fee Letter to be paid as of the date hereof. As of the date hereof, Buyer does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied on a timely basis or that the full amount of the funding contemplated in the Debt Financing will not be made available to Buyer on a timely basis in order to consummate the Contemplated Transactions. The Debt Financing, together with cash-on-hand and draw-down availabilities under FirstService's existing credit facilities, is sufficient to (x) pay the Aggregate Consideration Amount, Closing Indebtedness, Seller Transaction Expenses, all other amounts to be paid or repaid by Buyer under this Agreement (whether payable on or after the Closing), and all of Buyer’s and its Affiliates’ fees and expenses associated with the Contemplated Transactions and the Debt Financing in accordance with the terms hereof; and (y) provide for the working capital needs of the Group Companies following the consummation of the Contemplated Transactions. The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Company’s or any Subsidiary of the Company’s) ability to obtain the Debt Financing.

Section 5.6         Limited Guarantee. Concurrently with the execution of this Agreement, FirstService has delivered to the Seller and the Company the Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes the valid and binding obligation of FirstService, Enforceable in accordance with its terms.

Section 5.7         Litigation. There is no Action of any nature pending or, to the knowledge of Buyer, threatened against Buyer that could individually or in the aggregate reasonably be expected to have a Buyer Material Adverse Effect. Buyer is not subject to any outstanding Governmental Order that could individually or in the aggregate reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.8         Sufficiency of Funds. The Debt Financing will provide Buyer with sufficient immediately available funds to enable it to make payment of the Aggregate Consideration Amount, Closing Indebtedness, Seller Transaction Expenses, all other amounts to be paid or repaid by Buyer under this Agreement (whether payable on or after the Closing), and all of Buyer’s and its Affiliates’ fees and expenses associated with the Contemplated Transactions.

Section 5.9         Brokers’ and Finders’ Fees. Buyer has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Transaction Documents or the Contemplated Transactions.

Section 5.10       Restricted Securities. Buyer is acquiring the Purchased Securities for its own account, with the intention of holding the Purchased Securities for investment and not with a view to the resale or distribution of any part of the Purchased Securities, and Buyer does not have any present intention of selling, granting any participation in or otherwise distributing the Purchased Securities. Buyer understands that the Purchased Securities have not been registered under the Securities Act of 1933, as amended, by reason of specific exemptions from the registration provisions, which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Buyer’s representations as expressed in this Agreement. Buyer understands that the Purchased Securities are “restricted securities” under applicable US federal and state securities laws and that, pursuant to these laws, Buyer must hold the Purchased Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available.

Section 5.11       Solvency. Buyer is not entering the Contemplated Transactions or the Debt Financing with actual intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the Contemplated Transactions and the Debt Financing, Buyer and its Subsidiaries will be Solvent. Immediately after giving effect to the Contemplated Transactions and the Debt Financing, Buyer and its Subsidiaries will have adequate capital to carry on their businesses.

Section 5.12       Due Diligence Review.

(a)            Buyer (on behalf of itself and any of its Affiliates) acknowledges that: (i) it has completed to its satisfaction its own due diligence review with respect to the Group Companies and it is entering into the transactions contemplated by this Agreement based on such investigation and, except for the specific representations and warranties made by the Company and the Seller in Article IV and Article VI hereof, it is not relying upon any representation or warranty of any member of the Group Companies, Seller or any Affiliate thereof or any equityholder, officer, director, employee, agent or advisor, or any of them, nor upon the completeness or accuracy of any information, record, projection or statement made available or given to Buyer in the performance of such investigation (or any omission therefrom) (it being understood and agreed that none of Buyer or any of its Affiliates is relying on anything other than the specific representations and warranties made by the Company and the Seller in Article IV and Article VI hereof), (b) it has had access to its full satisfaction to the Group Companies and their respective books and records, contracts, agreements and documents (including Tax Returns and related documents), and employees, agents and representatives, and (c) it has had such opportunity to seek accounting, legal, tax or other advice or information in connection with its entry into Transaction Documents and the other documents referred to herein relating to the Contemplated Transactions as it has seen fit. Buyer has no actual knowledge and is not actually aware that any of the representations and warranties of the Group Companies or the Sellers in this Agreement are not true and correct in all material respects, and does not have any actual knowledge of any material errors in, or omissions from, the Disclosure Schedules.

(b)            In connection with the investigation by Buyer of the Group Companies, Buyer has received or may receive from the Group Companies certain projections, forward-looking statements and other forecasts and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Buyer will have no claim against anyone with respect thereto. Accordingly, Buyer acknowledges that neither the Company, Seller, nor any member, officer, director, employee or agent of any of the foregoing, whether in an individual, corporate or any other capacity, make any representation, warranty, or other statement with respect to, and Buyer is not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and Buyer agrees that it has not relied thereon.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller hereby represents and warrants to Buyer, as of the date hereof, as follows:

Section 6.1            Organization. The Seller is a limited liability company duly formed, organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its formation (being the State of Delaware). The Seller has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted.

Section 6.2            Authority. The Seller has all requisite power and to enter into the Transaction Documents to which it is a party and to consummate the Contemplated Transactions. The execution, delivery and performance of the Transaction Documents to which the Seller is a party and the consummation of the Contemplated Transactions have been duly authorized by all necessary action on the part of the Seller. This Agreement has been, and each of the other Transaction Documents to which the Seller is a party will be at the Closing, duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Documents entered into on the date hereof by the Seller constitute, and in the case of the Transaction Documents entered into following the date hereof they will at Closing constitute, valid and binding obligations of the Seller, Enforceable against the Seller in accordance with their respective terms.

Section 6.3            No Conflict. The execution and delivery by the Seller of the Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions, do not and will not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or (b) give rise to a right of termination, cancellation, modification or acceleration of any liability or loss of any benefit under (i) any Contractual Obligation of the Seller, (ii) any provision of the Seller’s Organizational Documents, or (iii) any Applicable Law.

Section 6.4            Consents. Except for compliance with the HSR Act or any similar Applicable Law, no Consent or Governmental Order is required by or with respect to the Seller in connection with the execution and delivery of the Transaction Documents by the Seller or the consummation by the Seller of the Contemplated Transactions.

Section 6.5            Ownership of Purchased Securities. As of the date of this Agreement, the Seller owns a total of [redacted] common shares in the capital stock of the Company (which [redacted] common shares comprise 100% of the Equity Interests of the Company); and, on Closing after giving effect to the completion of the Pre-Closing Transactions, the Seller will own the Non-Rollover Percentage of the total number of then issued and outstanding common shares in the capital stock of the Company (which common shares comprise the Purchased Securities). The Seller has the power and authority to sell, transfer, assign and deliver all of the Purchased Securities to Buyer as provided in this Agreement, and such delivery will convey to Buyer valid title to the Purchased Securities, free and clear of any and all Encumbrances (other than those Encumbrances of the types listed in paragraphs (g), (h) and (j) of the “Permitted Encumbrances” definition in Section 1.1). Except for Buyer’s right to purchase the Purchased Securities pursuant to this Agreement, there do not exist any options, warrants or rights of any kind for the purchase, sale or transfer of any of the Purchased Securities.

Section 6.6            Litigation. There is no Action of any nature pending or, to the knowledge of the Seller, threatened against the Seller that could individually or in the aggregate reasonably be expected to have a Seller Material Adverse Effect. The Seller is not subject to any outstanding Governmental Order that could individually or in the aggregate reasonably be expected to have a Seller Material Adverse Effect.

Section 6.7            No Brokers. Seller has not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of the Seller or Buyer to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Closing.

Section 6.8            Disclaimer of Other Representations and Warranties. NEITHER SELLER NOR OR ANY OF ITS REPRESENTATIVES, DIRECTORS, MANAGERS, PARTNERS, OFFICERS OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY, ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE VI.

Article VII
CERTAIN PRE-CLOSING COVENANTS

Section 7.1         Operation of the Business.

(a)            Conduct of the Business Generally. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article X, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, and except to the extent described on Section 7.1 of the Disclosure Schedule or otherwise expressly contemplated by this Agreement, the Group Companies shall conduct the Business only in the Ordinary Course of Business.

(b)            Specific Prohibitions. Without limiting the generality or effect of Section 7.1(a), from the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article X, except (A) to the extent described on Section 7.1 of the Disclosure Schedule, (B) to the extent specifically contemplated, permitted or required by this Agreement, (C) to the extent required to comply with any Disclosed Contractual Obligation, (D) as required by any Applicable Law or Governmental Order applicable to any Group Company, (E) as required to implement the Pre-Closing Transactions in the manner provided for (or described) in this Agreement, or (F) as consented to or approved by Buyer in writing, which consent shall not be unreasonably withheld, conditioned or delayed, none of the Group Companies shall take (or agree or commit to take) any of the following actions:

(i)             amend its Organizational Documents, effect any split, combination, reclassification or similar action with respect to its capital stock or other Equity Interests or adopt or carry out any plan of complete or partial liquidation or dissolution;

(ii)            issue, sell, grant or otherwise dispose of any of its Equity Interests or other securities, or amend any term of any of its outstanding Equity Interests or other securities;

(iii)          (A) make any declaration or payment of any dividend or other distribution with respect to any of its capital stock (other than from one Group Company to another Group Company that is either the Company or a wholly-owned Subsidiary of a Group Company); or (B) repurchase, redeem, or otherwise acquire or cancel any of its capital stock;

(iv)          become liable in respect of any guarantee of any Liability or incur, assume or otherwise become liable in respect of any Indebtedness (except for letters of credit and borrowings made by a Group Company in the Ordinary Course of Business either for the benefit itself or for the benefit of another Group Company) or grant any Encumbrances (other than Permitted Encumbrances) on all or any part of its Assets;

(v)            enter into any transactions with any Affiliate of the Group Companies;

(vi)          (A) merge or consolidate with any Person; (B) acquire any material Assets, except for acquisitions of Assets in the Ordinary Course of Business; (C) acquire any business (whether by way of a purchase of Equity Interests or Assets or otherwise); or (D) make any loan, advance or capital contribution to or acquire any Equity Interests in (or make any investment in) any Person (other than loans or advances to Subsidiaries of the Company);

(vii)         sell or otherwise dispose of any of its Assets except in the Ordinary Course of Business;

(viii)       make any capital expenditure commitment that irrevocably commits the Group Companies to expend, collectively, after the Closing in excess of [redacted];

(ix)          increase any benefits under any Employee Plan or increase the Compensation payable or paid, whether conditionally or otherwise, to any management employee, officer, director or consultant of any of the Group Companies (other than (A) any increase adopted in the Ordinary Course of Business or (B) any increase in benefits or Compensation required by Applicable Law or required pursuant to the terms of an existing Employee Plan or an existing employment, consulting, indemnification, change of control, severance or similar agreement with any current or former director, officer, employee or consultant);

(x)            make any change in its methods of accounting or accounting practices (except as required by changes in GAAP);

(xi)          settle, agree to settle or waive any pending Actions (A) involving potential payments to any of the Group Companies or by any of the Group Companies after the Closing which are either in excess of [redacted] or not otherwise in the Ordinary Course of Business of the Group Companies or (B) that admit liability or consent to non-monetary relief;

(xii)         change or revoke any Tax election; change any method of accounting for Tax purposes (except as required by changes to the Code or the ITA); settle any Action in respect of Taxes; or enter into any Contractual Obligation in respect of Taxes with any Governmental Authority, in each case, if such action is reasonably expected to increase the Tax Liability of the Company or its Subsidiaries in respect of taxable periods, or portions thereof, beginning after the Closing Date; provided, however, for the avoidance of doubt, that nothing in this Section 7.1 will prevent a Group Company from filing a Tax Return required to be filed under Applicable Law;

(xiii)       enter into any material new line of business that is materially different from the Business or discontinue any line of business or any business operations;

(xiv)        terminate any Disclosed Contractual Obligations or leases that management reasonably determines to be necessary or advisable in the course of the operation of the business;

(xv)         license or otherwise dispose of the rights to use any material patent, material trademark or other material Intellectual Property Right or disclose material trade secrets to a third party other than pursuant to a confidentiality agreement; or

(xvi)        enter into any Contractual Obligation to do any of the things referred to elsewhere in this Section 7.1(b).

(c)            For the avoidance of doubt, nothing contained in this Agreement (including this Section 7.1) shall give Buyer, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, the Group Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Group Companies’ operations.

Section 7.2         Access to Premises and Information. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article X, to the extent permitted by Applicable Law, the Group Companies shall permit Buyer to have reasonable access (at reasonable times and upon reasonable notice and subject to any restrictions contained in confidentiality agreements to which any of the Group Companies is subject) to Representatives of the Group Companies and to premises, properties (excluding for the purposes of environmental inspection), books, records (including Tax records) and Contractual Obligations of the Group Companies, except, in each case, for privileged attorney-client communications, attorney work product, information and other materials that relate to the proposed sale of the business of the Group Companies or the negotiation, execution and delivery of this Agreement or the Ancillary Agreements. All information and materials provided to Buyer and/or its Representatives pursuant to this Section 7.2 shall be subject to the terms of the Confidentiality Agreement.

Section 7.3         Supplemental Information. The Company may, from time to time but, in all cases, not less than five (5) Business Days prior to the Closing Date, by written notice in accordance with Section 12.1, supplement or amend any Disclosure Schedule or add a Disclosure Schedule with a corresponding reference to be added to this Agreement (each, a “Supplement”), including one or more Supplements to correct any matter occurring after the date hereof or any matter the Company may become aware of in relation to the Group Companies after the date hereof, which would have been required to be set forth or described in the Disclosure Schedules. In the event that any Supplement discloses any event, fact or circumstance that would cause the failure of any condition set forth in Section 9.1 to be satisfied (as determined by Buyer, acting reasonably), then Buyer shall have the right to provide to Seller a written termination notice pursuant to and in accordance with Section 10.1(d) within three (3) Business Days after the date on which Buyer actually received such Supplement; provided that, if Buyer does not so send a written termination notice, Buyer shall be deemed to have waived for all purposes of this Agreement all rights and remedies that it may have hereunder or under Applicable Law in relation to any breach directly attributable to the subject matters of such Supplement as therein set out (but, for greater certainty, not any other breach by Seller or the Company).

Section 7.4         Regulatory Compliance. Each of Buyer and the Company shall use its respective commercially reasonable efforts, and shall cause their respective Subsidiaries and Affiliates to use their respective commercially reasonable efforts to obtain termination of any waiting periods relating to the HSR Act or other Antitrust Law, and to remove each and every other impediment relating the HSR Act or other Antitrust Law that would prevent consummation of the transactions contemplated by this Agreement prior to the Termination Date.

(a)            In using its respective commercially reasonable efforts, each of Buyer and the Company shall as promptly as practicable, but in no event later than [redacted] Business Days following the execution and delivery of this Agreement, file or cause to be filed with the Federal Trade Commission (“FTC”) and the Antitrust Division of the US Department of Justice (“DOJ”) the Notification and Report Form, if any, required for the transactions contemplated by this Agreement and thereafter as promptly as practicable provide any information, documents, or material requested in connection therewith pursuant to the HSR Act, including responding to inquiries and requests from the FTC or DOJ (including requests for production of documents or production of witnesses for interviews, hearings, or depositions) and complying with any request for additional information or documentary material made pursuant to 15 U.S.C. § 18a(e)(1)(A) (a “Second Request”). Buyer and the Seller shall each be responsible for 50% of all filing and related fees required to be paid to any Governmental Authority in connection with all applications made regarding the transactions provided for in this Agreement under the HSR Act and the Antitrust Law in all other jurisdictions where any such applications are made such that Buyer shall pay to the appropriate Governmental Authority the full filing and related fees as and when required pursuant to this Section 7.4 and Seller shall bear 50% of such filing and related fees pursuant to the definition of “Seller Transaction Expenses.”

Any such Notification and Report Form and supplemental information shall be in substantial compliance with the requirements of the HSR Act and other Applicable Law. If either Buyer or the Company, acting reasonably, determines that a withdrawal and re-filing of Buyer’s Notification and Report Form (a “Pull and Refile”) will enable the Parties to expedite Closing, Buyer shall conduct a Pull and Refile in compliance with FTC Rule 16 C.F.R. 803.12 and any other Applicable Law as promptly as practicable.

(b)            In using its commercially reasonable efforts, each of Buyer and the Company shall as promptly as practicable: (i) make such other filings as are necessary to comply with Antitrust Law in other jurisdictions, (ii) provide any information requested by applicable Governmental Authorities relating to Antitrust Law including responding to inquiries and requests for production of documents or production of witnesses for interviews, hearings, or depositions and complying with any request from a Governmental Authority similar to a Second Request. Any such filings and information shall be in substantial compliance with Applicable Law.

(c)            In using its commercially reasonable efforts, each of Buyer and the Company shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry related to the HSR Act or other Antitrust Law and shall promptly: (i) furnish to the other party such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or other Antitrust Law; (ii) inform the other party of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement, including any inquiries or requests for information from, the FTC, the DOJ, or any other applicable Governmental Authority; (iii) permit counsel for the other party, with reasonable notice and subject to Applicable Law, to review in advance, and consider in good faith the views of the other party in connection with any proposed written communication to any Governmental Authority in connection with the transactions contemplated by this Agreement, and (iv) provide counsel for the other party with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Authority and any other information supplied by such party and such party’s Subsidiaries or Affiliates to a Governmental Authority or received from such a Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the Group Companies and (y) as necessary to comply with contractual arrangements or Applicable Law. Each of Buyer and the Company agree not to participate, or to permit their Subsidiaries or Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate.

(d)            In using its commercially reasonable efforts, each of Buyer and the Company, subject to Applicable Law, shall not: (i) agree to extend any waiting period under the HSR Act without the prior written consent of the other party; (ii) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party; or (iii) take any other action that would be reasonably likely to prevent or delay consummation of the transactions contemplated by this Agreement prior to the Termination Date; provided, however, that Buyer may conduct a Pull and Refile consistent with Section 7.4(a). If it would have the effect of preventing consummation of the transactions contemplated by this Agreement prior to the Termination Date, Buyer shall not acquire (by merging or consolidating with, or by purchasing a substantial portion of the Equity Interests or Assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof.

(e)            Buyer’s and the Company’s obligation to use “commercially reasonable efforts” is further understood to require Buyer (and its Subsidiaries and Affiliates) and the Company (and its Subsidiaries and Affiliates) to take any and all reasonable steps necessary, proper, or advisable to avoid or eliminate each and every impediment and any proceeding instituted or threatened by the FTC, DOJ or other Governmental Authority under the HSR Act or other Antitrust Law that is asserted with respect to the transactions contemplated by this Agreement so as to enable the transactions contemplated by this Agreement to occur as expeditiously as possible and in any event, prior to the Termination Date, including opposing vigorously and fully any such challenge, promptly appealing any adverse decision or order by a Governmental Authority, and litigating any such challenge to a final non-appealable order; provided, however, that: (i) nothing in this Agreement shall in any way require or obligate Buyer to propose, negotiate, commit to and effect (by consent decree, hold separate order, or otherwise) the sale, divestiture or disposition of any now-owned or hereafter acquired Assets or businesses of Buyer or any of its Subsidiaries and Affiliates (or otherwise take or commit to take any action that limits the freedom of action with respect to, or the ability to retain or acquire, any businesses, product lines, Assets, relationships, or contractual rights of Buyer or any of its Subsidiaries and Affiliates) in order to obtain any clearance under the HSR Act or any other Antitrust Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any Litigation, which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement beyond the Termination Date; (ii) under no circumstances shall Buyer (or any of its Subsidiaries and Affiliates) or the Company (or any of its Subsidiaries and Affiliates) be required to make any payment to any Person or incur any other liability to secure any Person’s consent.

Section 7.5         No Solicitation. The Seller agrees that from the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article X, the Seller shall not (directly or indirectly), and the Seller shall ensure that neither any of the Group Companies nor any of the respective Representatives of the Seller and the Group Companies (directly or indirectly), solicit, initiate, or knowingly encourage proposals, offers or inquiries from any Person with respect to, or otherwise participate or become involved, directly or indirectly, in any discussions, negotiations or Contractual Obligations of any nature or kind whatsoever related to either: (a) any transaction which, directly or indirectly, involves (in whole or in part) the sale or potential sale (including any sale structured as a merger, consolidation or similar business combination that directly or indirectly involves any of the Group Companies) of any Equity Interests of any of the Group Companies or any of the respective Assets of the Group Companies (excluding, however, sales of Assets made in the Ordinary Course of Business); or (b) any issuance of Equity Interests in the capital of, or the making of any partnership, joint venture, merger, financing, licensing, distribution or other arrangement in relation to or involving, the Group Companies (or any of them) or any of their respective Assets. For greater certainty, nothing in this Section 7.5 shall in any way prohibit any discussions with respect to the Contemplated Transactions conducted by the Seller and the Group Companies and their respective Representatives with Buyer, its Affiliates and the respective Representatives of Buyer and its Affiliates.

Section 7.6         Payoff Letters and Lien Releases. The Seller shall (or shall cause the Company to) obtain and deliver to Buyer customary payoff letters in connection with the repayment of the Closing Indebtedness under the Credit Agreements (the “Debt Payoff Letters”) and make arrangements for the delivery of, subject to the receipt of the applicable payoff amounts, customary lien and other Encumbrance releases related to the Credit Agreements (together with the termination of all commitments to extend credit under the Credit Agreements and the cancellation of all outstanding letters of credit thereunder to the extent such cancellation would not result in a failure to meet a condition to closing hereunder) to Buyer as soon as practicable after the Closing.

Section 7.7         Debt Financing.

(a)            Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter by no later than on the Closing Date. Such actions shall include: (i) maintaining in full force and effect the Debt Commitment Letter in the form provided to the Seller and the Company concurrently with the execution of this Agreement, (ii) satisfying on a timely basis all of the conditions precedent to and covenants in the Debt Financing, (iii) promptly negotiating, executing and delivering definitive documents (“Debt Financing Documents”) that reflect the terms contained in the Debt Commitment Letter (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions), in each case, which terms shall not in any respect expand on the conditions to the funding of the Debt Financing Proceeds at the Closing or reduce the aggregate amount of the Debt Financing Proceeds available to be funded on the Closing Date, (iv) drawing the full amount of the Debt Financing Proceeds and (v) promptly, diligently and fully enforcing its rights under the Debt Commitment Letter and the Debt Financing Documents in order to consummate the Debt Financing by no later than at the Closing including in the event of a breach by any lender providing such Debt Financing that impedes or delays the Closing (including by bringing one or more enforcement actions to enforce its rights thereunder). Buyer shall not, and shall not permit any of its Affiliates or Representatives to, without the prior written consent of the Seller, take or fail to take any action or enter into any transaction that could reasonably be expected to impair, restrict, delay or prevent consummation of the Debt Financing contemplated by the Debt Commitment Letter or reduce the proceeds thereof or otherwise delay or limit their availability. Buyer shall comply with all of its obligations under each of the Debt Financing Documents. Buyer shall not permit or consent to (w) any amendment, supplement or modification to be made to, or waiver or consent granted under, the Debt Commitment Letter if such amendment, supplement, consent, waiver or modification would directly or indirectly (A) change, expand or impose new conditions precedent to the funding of the Debt Financing Proceeds from those set forth therein on the date hereof, (B) change the timing of the funding of the Debt Financing Proceeds thereunder or reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing Proceeds or the consummation of the Contemplated Transactions, (C) reduce the aggregate cash amount of the Debt Financing Proceeds (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) or (D) otherwise adversely affect the ability of Buyer to consummate the Contemplated Transactions or the timing of the Closing (collectively, the “Restricted Commitment Letter Amendments”); provided, that subject to the limitations set forth in this Section 7.7, Buyer may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (but not to make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not (V) result in the occurrence of a Restricted Commitment Letter Amendment, (W) result in any waiver of any remedy under the Debt Commitment Letter, (X) result in early termination of the Debt Commitment Letter, (Y) prevent or delay the Closing, or (Z) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter or the Debt Financing Documents or the ability of Buyer, Seller or the Company to consummate the transactions contemplated hereby and thereby. For purposes of this Agreement, references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 7.7 to be amended, modified or waived, in each case from and after such amendment, modification or waiver. Buyer acknowledges and agrees that its obligations to consummate the Contemplated Transactions are not conditioned or contingent upon receipt of the Debt Financing Proceeds and a failure of the Closing to occur because Buyer shall not have received the Debt Financing Proceeds shall constitute a breach of this Agreement by Buyer. Buyer shall keep the Seller fully informed, in all reasonable detail, of the status of its efforts to arrange and consummate the Debt Financing and of all material developments in respect thereof. Buyer shall provide the Seller with copies of any Debt Financing Documents (including drafts thereof) and such other information and documentation regarding the Debt Financing and any syndication efforts as shall be reasonably necessary to allow the Seller to monitor the progress of the Debt Financing.

(b)            Buyer shall promptly (and, in any event, within one (1) Business Day) notify the Seller in writing (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter or the Debt Financing Documents, (ii) of the receipt by Buyer or any of its Affiliates or Representatives of any notice or other communication from the Debt Financing Source, any lender or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Debt Financing Document or any provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or any Debt Financing Document (including any proposal by the Debt Financing Source, lender or other Person to withdraw, terminate or make a material change in the terms of (including the amount of the Debt Financing contemplated by) the Debt Commitment Letter or any Debt Financing Document) or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Debt Financing Document, (iii) if for any reason Buyer believes in good faith that (A) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to the Debt Commitment Letter or any Debt Financing Document or (B) there is a material possibility that Buyer will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the Debt Financing Documents, and (iv) of the termination or expiration of the Debt Commitment Letter or any Debt Financing Document. As soon as reasonably practicable, but in any event within two (2) Business Days after the Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by the Seller relating to any of the circumstances referred to in this Section 7.7(b). Buyer will not, and will not permit any of its Affiliates to, without the prior written consent of Seller, take any action or enter into any transaction that could reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing.

(c)            In the event of any Financing Failure Event, Buyer shall (i) promptly notify Seller of such Financing Failure Event, and (ii) use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange for and obtain as promptly as practicable following the occurrence of any such Financing Failure Event alternative debt financing in accordance with this Agreement (including that such alternative debt financing shall not include any terms that would be prohibited by Section 7.7(a) as amendments or modifications in the existing Debt Commitment Letter) (the “Alternative Financing”), including from alternative sources on whatever terms are then available to Buyer, whether or not such terms are more or less favorable to Buyer than the terms of the Debt Commitment Letter (including the flex conditions), in an amount sufficient to consummate the Contemplated Transactions and perform all of their obligations hereunder and make all payments specific in Section 5.5, it being understood and agreed that if Buyer proceeds with any Alternative Financing, Buyer shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing. In the event that Alternative Financing is obtained, Buyer shall promptly provide the Seller with a copy of the new financing commitment letter, and each fee letter and term sheet (or engagement letter) associated therewith (provided, that provisions in the fee letter related solely to the amount of fees agreed to by the parties may be redacted), including all exhibits, schedules, annexes, supplements and amendments thereto, that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If the Debt Commitment Letter is amended, replaced, supplemented or otherwise modified, including as a result of obtaining Alternative Financing in accordance with this Section 7.7(c), or if Buyer substitutes other debt or equity financing for all or a portion of the Debt Financing, Buyer shall comply with its covenants in this Section 7.7 with respect to the Debt Financing Commitment as so amended, replaced, supplemented or otherwise modified; if applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Debt Financing Documents” shall include the definitive documentation relating to any such Alternative Financing.

(d)            From the date hereof until the Closing Date, the Group Companies shall use commercially reasonable efforts to cause their respective officers, employees and advisors, including legal and accounting, to provide to Buyer, at Buyer’s sole expense, such reasonable cooperation in connection with the arrangement of the Debt Financing as is customary and may be reasonably requested by Buyer, including using commercially reasonable efforts to: (i) upon reasonable notice, participate in a reasonable number of meetings and presentations with prospective lenders (but not more than one primary bank meeting), (ii) assist with the preparation of materials for bank information memoranda and similar documents reasonably necessary in connection with the Debt Financing, and (iii) furnish Buyer reasonably promptly with the historical financial statements of the Company identified in the section marked “Conditions Precedent to Close” in Exhibit A to the Debt Commitment Letter (subject to the immediately following proviso, the “Required Financial Information”); provided, however, that the Company shall only be obligated to deliver such financial statements and information to the extent they may be reasonably obtained from the books and records of the Company and its Subsidiaries without undue effort or expense and, in no event shall the Required Financial Information be deemed to include or shall the Company otherwise be required to provide pro forma financial statements or pro forma adjustments related to the Debt Financing; provided, further, that the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation under this Section 7.7(d) that: (A) unreasonably interferes with the ongoing business of the Group Companies; (B) causes any covenant, representation or warranty in this Agreement to be breached; (C) causes any closing condition set forth in Article IX to fail to be satisfied or otherwise causes the breach of this Agreement or any Contractual Obligation to which the any of the Group Companies is a party; (D) requires the Group Companies to incur any liability (including, without limitation, any commitment fees) in connection with the Debt Financing prior to the Closing; (E) requires the Group Companies or their respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument, including any Debt Financing Document, with respect to the Debt Financing and the directors and managers of the Group Companies shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (F) require Seller or the Group Parties to provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion, result in a violation of applicable law or loss of attorney-client privilege, or (G) causes any representation or warranty in this Agreement to be breached, causes any closing condition set forth in Article IX to fail to be satisfied, or otherwise causes the breach of this Agreement. In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to the Group Companies on the date hereof or is not otherwise prepared in the Ordinary Course of Business of the Group Companies at the time requested by Buyer or for the failure to obtain review of any financial or other information by its accountants. In no event shall the Seller or any Group Company be required to pay any commitment or other fee or incur any Liability (including due to any act or omission by the Seller, any Group Company or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Buyer in arranging the Debt Financing or as a result of any information provided by the Seller, Group Company or any of their respective Affiliates or Representatives in connection therewith. The Group Companies hereby consents to the use of their logos in connection with the Debt Financing contemplated by the Debt Commitment Letter; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Group Companies or any of its respective products, services or Intellectual Property Rights. Any expenses, costs and/or fees incurred by the Group Companies or their Representatives in connection with the performance of their obligations under this Section 7.7 shall be added to the Aggregate Consideration Amount if the Contemplated Transactions are consummated, and if the Contemplated Transactions are not consummated, promptly reimbursed by Buyer following termination of this Agreement for any reason. Buyer shall ensure that any information provided to the Debt Financing Sources under this Agreement shall be subject to the Confidentiality Agreement, and shall indemnify and hold harmless the Seller and the Group Companies for any losses or liabilities arising from a breach thereof by the Debt Financing Source.

(e)            Notwithstanding anything to the contrary in this Agreement, none of the Group Companies or their Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 7.7 and any information utilized in connection therewith. Buyer shall (i) promptly upon request by the Seller or the Group Companies, reimburse each of the Seller and the Group Companies for all out-of-pocket costs incurred in good faith by the Seller or the Group Companies, as applicable, in connection with the performance of their respective obligations under this Section 7.7 (including those of their Representatives, including legal and accounting) and (ii) indemnify and hold harmless the Seller, each Group Company, each employee and member thereof and their respective Affiliates and Representatives (collectively, the “Financing Indemnitees”) from and against any and all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action), judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by them in connection with the arrangement and consummation of the Debt Financing or providing any of the information utilized in connection therewith. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.7, represent the sole obligation of the Sellers, the Group Companies and their respective Affiliates and Representatives with respect to cooperation in connection with the arrangement of the Debt Financing. This Section 7.7(e) shall survive the consummation of the Contemplated Transactions and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns who are each third party beneficiaries of this Section 7.7(e), and shall be binding on all successors and assigns of Buyer. In the event that, after the date of Closing, the Company or any of its Subsidiaries or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of the Company, any of its Subsidiaries or Buyer, as the case may be, shall assume the obligations set forth in this Section 7.7.

(f)             To the extent that this Section 7.7 requires the Company’s cooperation with respect to any of Buyer’s obligations under the Debt Commitment Letter or relating to the Debt Financing, the Company shall be deemed to have complied with this Section 7.7 for purposes of the condition precedent set forth in Section 9.1(b) if the Company has provided Buyer with the assistance required under this Section 7.7 with respect to the Debt Commitment Letter and the Debt Financing, in each case without giving effect to any Alternative Financing Commitment Letter or Alternative Financing. Notwithstanding anything to the contrary, the condition precedent set forth in Section 9.1(b), as it applies to the Company’s obligations under this Section 7.7, shall be deemed satisfied unless the Debt Financing has not been obtained primarily as a result of the Company’s breach of its obligations under this Section 7.7, which breach is a consequence of an act or failure to act by the Company with the actual knowledge that the taking of such act or failure to take such act would cause such breach.

(g)            Buyer acknowledges and agrees that neither the obtaining of the Debt Financing or any Alternative Financing (including, for the avoidance of doubt, obtaining any amendments to the existing credit documentation of Buyer or its Affiliates), nor the completion of any issuance of Indebtedness contemplated by the Debt Financing or any Alternative Financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any Alternative Financing (including, for the avoidance of doubt, obtaining any amendments to the existing credit documentation of Buyer or its Affiliates), or the completion of any such issuance subject to the satisfaction or waiver of the conditions set forth in Section 9.1.

Section 7.8         Contact with Customers. Until the Closing Date, Buyer shall not, and shall cause its representatives not to, contact or communicate with the employees (other than the employees identified on the “Key Employees Schedule” which is attached hereto), customers, potential customers, suppliers, distributors or licensors of the Group Companies, or any other Persons having a business relationship with the Group Companies, concerning the transactions contemplated hereby without the prior written consent of the Seller.

Section 7.9         Pre-Closing Transactions. Exhibit A attached hereto sets forth, in all material respects, all steps related to the Pre-Closing Transactions which Pre-Closing Transactions will, prior to Closing, have been completed by the Company and its shareholders.

Section 7.10       Canada [redacted] Distribution. Prior to the Closing, the Company shall cause [redacted] (collectively, the “Canadian Subsidiaries”) to distribute to [redacted] all [redacted].

Article VIII
ADDITIONAL COVENANTS

Section 8.1         Employee Benefits.

(a)            From and after the Closing and ending on the first anniversary of the Closing Date, the employees of the Company and its Subsidiaries, taken as a whole, will continue to be provided with salary, bonus and benefits (other than equity based benefits or benefits upon a change in control) that are no less favorable, in the aggregate, than those provided to such employees immediately prior to the Closing Date; provided, however, that nothing in this Agreement shall prohibit Buyer or any Group Company from terminating the employment of any of the respective employees of the Group Companies.

(b)            With respect to any employee benefit plan, program or policy that is made available after the Closing Date to any employees of the Group Companies as of the Closing Date, including any such Person who is on an FMLA leave or other approved leave of absence (the “Affected Employees”): (a) service with any of the Group Companies (or their predecessors) by any such Affected Employee prior to the Closing Date shall be credited for eligibility, participation and vesting purposes under such plan, program or policy and for purposes of calculating benefits under any severance, sick leave or vacation plans, and (b) with respect to any welfare benefit plans to which Affected Employee may become eligible, Buyer shall cause such plans to provide credit for any co-payments or deductibles and maximum out-of-pocket payments by such Affected Employee during the year in which the Closing occurs and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied prior to the Closing Date. Buyer shall recognize vacation days and paid time off previously accrued and reserved for by the Group Companies immediately prior to the Closing Date.

Section 8.2         Certain Tax Matters.

(a)            Tax Returns. Subject to the three immediately succeeding sentences and the rest of this Section 8.2(a), Buyer will prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Group Companies for Pre-Closing Tax Periods and Straddle Periods. Each such Tax Return prepared for or with respect to a Pre-Closing Tax Period or Straddle Period will be prepared in a manner consistent with past practice and this Section 8.2, except to the extent required otherwise by applicable Tax Law. At least thirty (30) days prior to the date on which each such Tax Return for a Pre-Closing Tax Period or Straddle Period is due, Buyer shall submit such Tax Return (and all relevant work papers and other items required to understand such Tax Return or other items as reasonably requested by the Seller) to the Seller for the Seller’s review, comment and consent and shall not file such Tax Returns without the Seller’s consent (which consent will not be unreasonably withheld, conditioned or delayed by Seller. Notwithstanding the foregoing, the Parties agree that [redacted] (“[redacted]”) (or such other nationally recognized accounting firm in the United States and Canada mutually agreed by the parties) shall, at the joint direction of Buyer and Seller, prepare and file or cause to be prepared and filed with the assistance of the Group Companies (i) all income Tax Returns for the Group Companies for Pre-Closing Tax Periods that have not yet been filed as of the Closing Date, (ii) all income Tax Returns for the Group Companies for the taxable periods ending December 31, 2018 and December 31, 2017 for [redacted] described in Section 8.2(a)(iv) and (iii) all claims for refunds described in Section 8.2(a)(ii); provided, further, that no such Tax Return or claim for refund shall be filed without the prior written consent of both the Buyer and Seller, such consent not to be unreasonably withheld, conditioned or delayed by either Party. The third-party costs of preparing and filing any Tax Return attributable solely to a taxable period ending on or prior to the Closing Date (including, without limitation, the costs of [redacted] in preparing Tax Returns or claims for refund with respect to taxable periods ending on prior to the Closing Date pursuant to the immediately preceding sentence) shall be borne by Seller. The costs of preparing and filing Straddle Period Tax Returns and Tax Returns for taxable periods beginning after the Closing Date shall be borne by Buyer or the Group Companies following the Closing.

(i)             The parties intend that the transactions contemplated hereby are structured in a manner that causes the Tax year of the Company and its Subsidiaries to end as of the Closing Date for federal income Tax purposes (and Buyer shall take any and all actions reasonably necessary and permitted by applicable Law to effectuate this result, including by including the Company in its Affiliated Group filing a consolidated federal income Tax Return beginning on the date after the Closing Date) and Buyer shall not take any action, or permit any action to be taken by the Group Companies, that would prevent the tax year of a Group Company from ending for state, local and non-U.S. income tax purposes at the end of the day on the Closing Date. The Parties otherwise agree that they will cause the taxable year of each of the Group Companies to end as of the end of the day on the Closing Date for purposes of state, local and non-U.S. income tax purposes to the extent they have the option to elect such treatment under applicable Tax Law. With respect to the preparation of Tax Returns, Buyer and Seller agree that all Transaction Tax Deductions will be treated as properly allocable to the Pre-Closing Tax Period to the maximum extent permitted by applicable Tax Law. Buyer will include all such Transaction Tax Deductions as deductions in the Tax Returns of the Company or its Subsidiaries for the Pre-Closing Tax Period that ends on the Closing Date. In connection with the foregoing, the parties agree that 70% of any success based fees are deductible for U.S. federal income tax purposes pursuant to Revenue Procedure 2011-29. In addition, the Parties agree that Interstate Restoration Hawaii, LLC shall make an election under Code Section 754 with respect to its U.S. federal income tax return that includes the Closing Date.

(ii)            To the extent the Transaction Tax Deductions cause the Company or any of its Subsidiaries to recognize a loss in the Pre-Closing Tax Period, Seller, Buyer and the Company consent and agree that the Company, or the applicable Subsidiary of the Company, will, to the extent applicable, (i) apply for refunds of any estimated Taxes paid by the Company or any of its Subsidiaries with respect to the Pre-Closing Tax Period (including filing an IRS Form 4466 within thirty (30) days of the Closing Date) and (ii) elect to carry back any item of loss, deduction or credit from any Transaction Tax Deductions to prior taxable years to the fullest extent permitted by Law (using any available short form or accelerated procedures and filing amended Tax Returns to the extent necessary), and Buyer and the Group Companies will prepare and file, or cause to be prepared and filed, at Seller's expense, any claim for refund of estimated Taxes or resulting from such carry back as part of the preparation and filing of the Tax Returns described in Section 8.2(a).

(iii)          [Intentionally Omitted.]

(iv)          In addition, to the extent they have not done so prior to Closing, the Group Companies will prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Group Companies with respect to any income Taxes of the Group Companies due for the taxable periods ending December 31, 2018, December 31, 2017 and any Straddle Period with respect to [redacted]. The Group Companies shall prepare such Tax Returns at the joint direction of Buyer and Seller and shall not file any such Tax Returns without the prior written consent of both the Buyer and Seller, such consent not to be unreasonably withheld, conditioned or delayed by either Party.

(v)            Buyer shall timely pay, or cause the applicable Group Company to timely pay, all Taxes shown as due on the Tax Returns prepared pursuant to this Section 8.2(a); provided, however, that, without duplication of any indemnification obligations of the Seller in Article XII, any such Taxes shown as due (a) on Tax Returns that are first due (with extension) after the Closing Date attributable to a taxable period ending on or prior to the Closing Date or for the portion of a Straddle Period ending at or before the Closing Date (determined in a manner consistent with Section 8.2(g)) or (b) on Tax Returns that are described in Section 8.2(a)(iv) shall, in each case, be reimbursed by Seller to Buyer (such Tax liabilities, the “Seller Tax Liabilities”) if (and to the extent that) such amounts were not previously taken into account in the determination of the Final Aggregate Consideration Amount.

(b)            Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, Buyer shall be responsible for and pay all stock transfer Taxes, real property transfer or mortgage Taxes, sales Taxes, documentary stamp Taxes, recording charges and other similar Taxes, if any, arising from the purchase and sale of the Purchased Securities hereunder. Buyer, with cooperation of Seller, shall prepare and file all necessary Tax Returns and other documentation in connection with the Taxes and charges encompassed in this Section 8.2(b), and the costs of preparing and making such filings shall by paid by Buyer if and when due.

(c)            Negative Tax Covenants. Buyer will not, without the Seller’s prior written consent (which consent may be withheld, conditioned or delayed in the Seller’s sole discretion) cause or permit any Group Company to (i) amend any Tax Return that relates to any Pre-Closing Tax Period or any Straddle Period, (ii) make or change any election that has retroactive effect to any Pre-Closing Tax Period or the portion of any Straddle Period that ends on the Closing Date, (iii) engage in any voluntary disclosure or similar process or initiate communications with any Tax authority with respect to Taxes attributable to a Pre-Closing Tax Period or any Straddle Period, (iv) extend or waive, or cause to be extended or waived, or permit the Company or any of its Subsidiaries to extend or waive, any statute of limitations or other period for assessment of any Tax or deficiency related to a Pre-Closing Tax Period or any Straddle Period, and (v) take any action after the Closing on the Closing Date outside the ordinary course of business, in each case to the extent such action could result in Seller (or its direct or indirect owners) being liable for any amounts, including under this Agreement or to any taxing authority.

(d)            Seller Tax Benefits. Buyer will pay or will cause to be paid to Seller any Seller Tax Benefit (as defined below) within ten (10) days of realizing such benefit. For this purpose, a “Seller Tax Benefit” is any refund of Tax paid with respect to a Pre-Closing Tax Period resulting from the carryback of a Transaction Tax Deductions (and any interest thereon and including both refunds of estimated Tax payments made with respect to the taxable year ending on the Closing Date and the carryback of any net operating loss attributable to a Transaction Tax Deduction). For this purpose, Transaction Tax Deductions will be treated as the first item claimed for any taxable year beginning after the Closing Date. Within sixty (60) days following the filing of a Tax Return for the Company’s taxable year ending on the Closing Date, the Buyer shall notify Seller in writing, together with reasonable supporting documentation, the amount (if any) of a Seller Tax Benefit for the applicable tax year.

(e)            Cooperation. The parties will cooperate with each other to provide each other with such assistance as may be reasonably requested by them in connection with the preparation or review of any Tax Returns, including the filing of any claim for refund resulting from a carryback of a Transaction Tax Deduction, any Tax Contest or other examination in connection with an administrative or judicial proceeding involving a taxing authority relating to Taxes, and the enforcement of the provisions of this Section 8.2. Such cooperation will include, upon Seller’s request, retaining and providing records and information that are reasonably relevant to any such matters and making employees available on a mutually convenient basis to provide additional information.

(f)             Tax Refunds.

(i)             Any payments under this Section 8.2(f) shall be made and calculated without duplication for any Seller Tax Benefit under Section 8.2(d).

(ii)            As used in this Section 8.2(f), “Tax Refund” means any refund of any Taxes which any Group Company becomes entitled to that is received by it: (i) by way of an actual payment of monies; or (ii) by way of a credit or an off-set against other Taxes which such Group Company is liable to pay in respect of any Post-Closing Tax Period, in each case, excluding any such refund or portion thereof that arises as a result of a carryback of a loss or other Tax benefit from a Post-Closing Tax Period. If Buyer, the Company or its Subsidiaries has the option to receive either a Tax refund or a Tax credit (or any other offset against other Taxes) with respect to Taxes paid for a Pre-Closing Tax Period, in lieu of such credits, it shall claim the refund to the maximum extent possible.

(iii)          If any Group Company becomes entitled at any time to any Tax Refund in respect of: (A) any Taxes of such Group Company attributable to any Pre-Closing Tax Period; and (B) with respect to any Straddle Period, the portion of such Straddle Period ending at or before the end of the day on the Closing Date (determined in a manner consistent with Section 8.2(g)), then each such Tax Refund shall, except as provided otherwise in Section 8.2(f)(iv), be solely for the account of the Seller. Regarding each such Tax Refund received by a Group Company: (X) if such Tax Refund is made, in whole or in part, by way of an actual payment of monies (including by way of check or wire transfer), the Company shall, within ten Business Days following such Group Company's receipt of such Tax Refund, pay (or cause to be paid) to the Seller an amount equal to the total amount so received in respect of such Tax Refund (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by the Group Companies and their Affiliates on the total amount so received in respect of such Tax Refund and any reasonable out-of-pocket expenses paid to a third party and borne by the Group Companies or their Affiliates in securing such Tax Refund); or (B) if such Tax Refund is made, in whole or in part, by the giving of a credit or allowance or in any other manner whatsoever (other than by way of an actual payment of monies) against any past or future Taxes payable by or in respect of the Group Companies or their Affiliates, the Company shall, within ten Business Days following the date on which the Company (or any Affiliate thereof) has received confirmation from the applicable Governmental Authority advising of the giving of such Tax Refund (or the applicable Group Company or Affiliate otherwise files a Tax Return claiming such credit or allowance or other offset in any manner whatsoever), pay (or cause to be paid) to the Seller that amount which is equal to the total Tax Refund amount so obtained (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by the Group Companies and their Affiliates on such Tax Refund and any reasonable out-of-pocket expenses paid to a third party and borne by the Group Companies or their Affiliates in securing such Tax Refund).

(iv)          Notwithstanding Section 8.2(f)(iii), if any Tax Refunds (or a component thereof) were specifically taken into account in the computation and determination of the Final Aggregate Consideration Amount in accordance with the applicable provisions of Article III for any Pre-Closing Tax Period and, with respect to any Straddle Period, that portion of such Straddle Period ending at or before the end of the day on the Closing Date, then the payment obligations of the Company under Section 8.2(f)(iii) shall be only for that portion of the Tax Refunds subject to Section 8.2(f)(iii) which is in excess of the Tax Refunds (or the component thereof) that had been specifically taken into account in such computation and determination of the Final Aggregate Consideration Amount.

(v)            To the extent any amount is paid to the Seller pursuant to Section 8.2(f)(iii) and the Tax Refund (or portion thereof) on which such payment is based is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Seller will promptly repay to the Company the amount so paid together with any interest, penalties or other additional amounts imposed as a result of such disallowance by the applicable Governmental Authority.

(vi)          If the Seller reasonably believes that, after the Closing, the Company is entitled under applicable Law to amend one or more of its previously filed Tax Returns for a Pre-Closing Tax Period or Straddle Period or file a claim for a Tax Refund and that such amendment or claim would result in a Tax Refund required to be paid to the Seller pursuant to the terms of Section 8.2(f)(iii) and would not adversely affect the Taxes of the Company in a Post-Closing Tax Period, the Company, after having been provided with written notice of same, shall file such amendment (with the out-of-pocket costs of preparation and filing paid to a third party to be borne by the Seller), such amendment being subject to Buyer’s prior review and approval (not to be unreasonably withheld, conditioned or delayed).

(g)            Straddle Period Allocation. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes attributable to a Straddle Period, the amount of any Taxes based on or measured by income, payroll or receipts of the Company and its Subsidiaries for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company and its Subsidiaries for the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the whole of such Straddle Period multiplied by a fraction the numerator of which is the number of days comprising the portion of such Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(h)            Tax Contests. Buyer shall notify Seller within ten (10) days upon the receipt of any notice, or becoming aware, of any audit or other similar examination with respect to Taxes of any Group Company for any Pre-Closing Tax Period for which the Seller or any of its direct or indirect owners could reasonably be expected to be liable on a flow-through basis for such Taxes, as a result of an indemnification obligation or liability under this Agreement, or that could otherwise impact the Seller or any of its direct or indirect owners (a “Tax Contest”). Seller shall, have the right (but not the obligation) to control, or cause the Company or applicable Subsidiary to control, the conduct of any such Tax Contest (which Tax Contest shall be conducted at the Seller’s expense and direction and shall be subject to Section 8.8); provided that (i) Buyer, at its sole expense, shall have the right to participate in such Tax Contest and (ii) Seller shall not settle or otherwise compromise any such Tax Contest without Buyer’s consent (such consent not to be unreasonably withheld, conditioned or delayed) to the extent such settlement or other compromise could reasonably be expected to adversely impact Buyer, the Company or any Subsidiary of the Company. Any Tax Contest that relates to a Straddle Period or that Seller has elected not to control pursuant to the immediately preceding sentence shall be controlled by Buyer (which, in the case of a Straddle Period shall be at Buyer’s expense); provided that (i) Seller, at its sole expense, shall have the right to participate in such Tax Contest, (ii) Buyer shall keep the Seller reasonably informed with respect to such Tax Contest and (iii) Buyer shall not settle or otherwise compromise any such Tax Contest without the Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). To the extent any portion of this Section 8.2(h) is inconsistent with Section 12.2(c) with respect to a Tax Contest, this Section 8.2(h) shall control. This Section 8.2(h) shall cease to be of any further force and effect on the eighteen (18) month anniversary of the Closing Date, except for (i) any Tax Contest for which the Seller or any of its direct or indirect owners could reasonably be expected to be liable on a flow-through basis for Taxes or that could otherwise impact the Seller or any of its direct or indirect owners and (ii) for any unresolved Tax Contest for which Buyer properly and timely delivered a Claim Notice prior to the expiration of such eighteen (18) month anniversary of the Closing Date.

(i)             No 338/336 Elections. Buyer and its Affiliates shall not make an election under Code Sections 338 or 336 (or any comparable provision of state, local or non-U.S. Law) in respect of the transactions pursuant to this Agreement.

(j)             Intermediary Transaction Tax Shelter. Buyer shall not take any action with respect to any Group Company that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

(k)            Tax Treatment of Seller Tax Benefits. The Parties agree to treat any payments of Tax Refunds and/or Seller Tax Benefit pursuant to Sections 8.2(d) or (f) as adjustments to the Final Aggregate Consideration Amount for all applicable Tax purposes.

Section 8.3         Indemnification of Directors and Officers.

(a)            Indemnification. Subject to Section 8.3(b), from and after the Closing, Buyer shall, and shall cause the Group Companies to the fullest extent permitted under Applicable Law to, indemnify and hold harmless each present and former employee, agent, director or officer of the Group Companies (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Person” and collectively, the “D&O Indemnified Persons”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each D&O Indemnified Person to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, arising out of, relating to or in connection with any action or omission by such D&O Indemnified Person in his or her capacity as an employee, agent, director or officer occurring or alleged to have occurred whether before or after the Closing (including acts or omissions in connection with such Person’s service as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries). In the event of any such Action, Buyer shall cooperate with the D&O Indemnified Person in the defense of any such Action.

(b)            Survival of Indemnification. To the fullest extent not prohibited by Applicable Law, from and after the Closing, all rights to indemnification under Section 8.3(a) and all rights to indemnification now existing in favor of the D&O Indemnified Persons with respect to their activities as such prior to, on or after the date of the Closing, as provided in each of the respective Organizational Documents or indemnification agreements of the Company or its Subsidiaries in effect on the date of such activities or otherwise in effect on the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than [redacted] from the Closing Date; provided that, in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

(c)            Insurance. Prior to the Closing, Buyer shall obtain on behalf of the Group Companies and fully pay for, at Buyer’s expense and at no expense to the beneficiaries, non-cancellable “tail” insurance policies with a claims period of at least [redacted] from and after the Closing Date from insurance carriers with the same or better claims-paying ability ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the Persons who are or were prior to the date hereof, covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Closing (including in connection with this Agreement or the Contemplated Transactions). If the Group Companies for any reason fail to obtain such “tail” insurance policies as of the Closing, the Group Companies shall, and Buyer shall cause the Group Companies to, continue to maintain in effect, at Buyer’s expense and at no expense to the beneficiaries, D&O Insurance for a period of at least six years from and after the Closing for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as provided in such existing D&O Insurance, from insurance carriers with the same or better claims-paying ability as the Company’s current D&O Insurance carriers.

(d)            Successors. In the event that, after the date of Closing, the Company or any of its Subsidiaries or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of the Company, any of its Subsidiaries or Buyer, as the case may be, shall assume the obligations set forth in this Section 8.3.

(e)            Benefit. The provisions of this Section 8.3 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person, his or her heirs, executors or administrators and his or her other Representatives.

(f)             Disentitlement. Notwithstanding the preceding provisions of this Section 8.3 or any other provision of this Agreement, the indemnifications provided for above in this Section 8.3 shall not apply to a D&O Indemnified Person in the following circumstances: (i) such D&O Indemnified Person did not act (or omitted to act) in good faith with a view to the best interests of the Group Companies and did not have reasonable grounds for believing that such action (or omission) was within the scope of his or her authority; (ii) the acts or omissions of such D&O Indemnified Person constituted Fraud, gross negligence or willful misconduct by such D&O Indemnified Person; or (iii) in the case of a criminal or administrative proceeding (whether enforced by monetary penalty or otherwise), such D&O Indemnified Person did not have reasonable grounds for believing that such conduct in relation to the matter(s) to which such action or proceeding relates was lawful.

Section 8.4         Publicity; Confidentiality; Securities Laws Filings.

(i)             No public announcement or disclosure may be made by any Party with respect to the subject matter of this Agreement or the Contemplated Transactions without the prior written consent of (A) in the case of any such public announcement or disclosure by Buyer, the Seller or (B) in the case of any such public announcement or disclosure by any Group Company or the Seller, Buyer; provided, that the provisions of this Section 8.4 shall not prohibit (1) any disclosure required by any Applicable Law (in which case the disclosing Party will provide the other Parties with the opportunity to review and comment in advance of such disclosure), (2) any disclosure to any member of the Seller, (3) any disclosure to any Representative of any member of the Seller who needs to know such information for the purpose of evaluating the Contemplated Transactions, (4) any disclosure made in connection with the enforcement of any right or remedy relating to the Transaction Documents or the Contemplated Transactions, or (5) any disclosure by a member of the Seller as part of such member’s ordinary course reporting or review procedure or in connection with such member’s ordinary course fundraising, marketing, information or reporting activities.

(ii)            Buyer hereby acknowledges and agrees that Buyer shall be bound by all of the terms and provisions of that certain Confidentiality Agreement between Houlihan Lokey Capital, Inc. and the Company, dated as of January 31, 2019, as if Buyer were the original counterparty thereto (as amended, modified, supplemented or restated, the “Confidentiality Agreement”).

(iii)          Notwithstanding any other provision of this Agreement, the Parties acknowledge that FirstService is a reporting issuer under applicable Canadian securities laws and a foreign private issuer under applicable US securities laws, and will be required to: (A) issue a press release and file such press release and a material change report under applicable Canadian securities laws and file a Form 6-K (with respect to such press release) under applicable US securities laws, in each case, promptly following execution of this Agreement; and (B) file this Agreement as a material contract and as part of a Form 6-K under applicable Canadian and US securities laws, respectively, and the Seller and the Company hereby consent to such issuance, filing and disclosure.

(iv)          If applicable, the Seller hereby agrees to use its commercially reasonable efforts to provide to Buyer promptly after the Closing Date information and documents related to the Business reasonably required by Buyer or its Affiliates to prepare and file a “Business Acquisition Report” (as required by Canadian securities Laws) and the financial statements of the Company and its Subsidiaries to be included in the “Business Acquisition Report” to be filed by FirstService following the Closing as required by Canadian securities Laws), and in connection with the foregoing, the Seller shall provide Buyer with its reasonable cooperation and assistance as may be required by Buyer in connection therewith.

Section 8.5         Acknowledgement; Waiver of Conflicts; Retention of Privilege.

(a)            Each of Buyer, the Company and the Seller acknowledges that: (i) the Company and the Seller have retained Goodwin Procter LLP (“Goodwin”) to act as their counsel in connection with the Contemplated Transactions and that Goodwin has not acted as counsel for any other Person in connection with the Contemplated Transactions and that no other Party or Person has the status of a client of Goodwin for conflict of interest or any other purposes as a result thereof; and (ii) Buyer has retained Fogler, Rubinoff LLP and Ferrante & Associates to act as its counsel in connection with the transactions contemplated hereby and that neither Fogler, Rubinoff LLP nor Ferrante & Associates has acted as counsel for the Company or any of its Subsidiaries or the Seller in connection with the transactions contemplated hereby for conflict of interest or any other purposes.

(b)            Each of Buyer, the Company and the Seller hereby (a) waives, on behalf of themselves and each of their Affiliates any claim they have or may have that Goodwin has a conflict of interest in connection with or is otherwise prohibited from engaging in such representation; (b) agrees that, in the event that a dispute arises after the Closing between Buyer or any of its Affiliates (including the Company) and the Seller or any of its Affiliates that relates to this Agreement or the transactions contemplated hereby, Goodwin may represent the Seller in such dispute even though the interest of any such parties may be directly adverse to Buyer or any of its Affiliates (including the Company).

(c)            Each of Buyer, the Company and the Seller, for themselves and their respective Affiliates (including, as applicable, the Company), further agree that, as to all pre-Closing communications between or among Goodwin, the Company and/or the Seller that relate in any way to the Contemplated Transactions, the attorney-client privilege and all other rights to any evidentiary privilege belong to the Seller and may be controlled by the Seller and shall not pass to or be claimed by Buyer or any Group Company. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company or any of their respective Affiliates, on the one hand, and a third Person other than a Party or any third-party beneficiary to this Agreement after the Closing, on the other hand, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Goodwin to such third party.

(d)            Prior to the Closing (but, for the avoidance of doubt, not on or following Closing), the Seller and the Group Companies may, to the extent not prohibited by any Applicable Law or Contractual Obligation, delete or remove all documents, emails and other non-email electronic documents concerning the negotiation or drafting of this Agreement and the Transaction Documents, or any other agreement previously contemplated by the Group Companies which, if consummated, would have resulted in a transaction substantially similar to the ones contemplated by this Agreement, which are protected by the attorney-client or work product privileges. It is acknowledged and agreed to by the parties that a failure by the Group Companies and/or the Seller to remove materials identified in the foregoing sentence, to the extent that such materials are otherwise protected by the attorney-client or work product privileges, is inadvertent and that the Seller shall, after receiving written notice from Buyer of said failure, to the extent discovered and known by Buyer to constitute materials identified in the foregoing sentence, have ninety (90) days (the “Recovery Period”) to request the return of such documents from Buyer, the Company and its Subsidiaries. At all times prior to the lapse of the Recovery Period, Buyer agrees not to knowingly take any actions (and will cause its Subsidiaries (including the Company and its Subsidiaries following the Closing) not to knowingly take any actions) with regard to the documents that would be inconsistent with such claims of privilege.

Section 8.6         Buyer Release(a). Provided that the Closing shall be completed, effective as of the Closing Date, Buyer and its controlled Affiliates, successors and assigns, and each of the Group Companies and their respective successors and assigns (the “Buyer Releasing Parties”), hereby (but subject to exclusions hereafter set out in this Section 8.6) fully and unconditionally release, acquit and forever discharges Seller and its controlled Affiliates (including, without limitation, [redacted]), and their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, Representatives, controlled Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, controlled Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing), but excluding for the avoidance of doubt, any Named Executives (each, a “Buyer Released Party”) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, that such party ever had, now has or ever may have or claim to have against any Buyer Released Party arising out of or relating to or accruing from their relationship with the Company or other Group Companies prior to the Closing Date (including in respect of the management or operation of the Group Companies) (collectively, the respective “Buyer Released Claims”) but excluding any and all claims under this Agreement and the other Transaction Documents and any and all Claims based on Fraud. Provided that the Closing shall be completed, effective as of the Closing Date, the Buyer Releasing Parties expressly waive all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Without limiting the generality of the foregoing, each Buyer Releasing Party waives all rights under, and acknowledges and agrees that it has read and understands and has been fully advised by its attorneys as to the contents of, Section 1542 of the Civil Code of the State of California, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each Buyer Releasing Party understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Each Buyer Releasing Party acknowledges that the Seller will be relying on the waiver and release provided in this Section 8.6 in connection with entering into this Agreement and that this Section 8.6 is intended for the benefit of, and to grant third party rights to each Buyer Released Party to enforce this Section 8.6.

Section 8.7         R&W Insurance Policy. Buyer and its Affiliates shall not amend, waive or otherwise modify the R&W Insurance Policy, including [redacted], in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any claim or suit against Seller or any Nonparty Affiliate based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except in the case of Fraud.

Section 8.8         Push-Out Election under the Code. For all taxable years beginning in 2018, the Seller shall cause the Company Partnerships to, to the maximum extent possible, take advantage of the push out election under Code Section 6226 and only pay taxes at the “partnership level” under Code Section 6225 with consent of all the partners of the Partnership.

Section 8.9         Seller Release(a). Provided that the Closing shall be completed, effective as of the Closing Date, Seller and its controlled Affiliates, successors and assigns (the “Seller Releasing Parties”), hereby (but subject to exclusions hereafter set out in this Section 8.9) fully and unconditionally release, acquit and forever discharge Buyer and the Group Companies and their respective equityholders, controlling persons, directors, officers, employees, agents, Representatives, controlled Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, controlled Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) (each, a “Seller Released Party”) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, that such party ever had, now has or ever may have or claim to have against any Seller Released Party arising out of or relating to or accruing from their relationship with the Company or other Group Companies prior to the Closing Date (including in respect of the management or operation of the Group Companies) (collectively, the respective “Seller Released Claims”) but excluding any and all claims under this Agreement and the other Transaction Documents and any and all Claims based on Fraud. Provided that the Closing shall be completed, effective as of the Closing Date, the Seller Releasing Parties expressly waive all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Without limiting the generality of the foregoing, each Seller Releasing Party waives all rights under, and acknowledges and agrees that it has read and understands and has been fully advised by its attorneys as to the contents of, Section 1542 of the Civil Code of the State of California, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each Seller Releasing Party understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Each Seller Releasing Party acknowledges that Buyer will be relying on the waiver and release provided in this Section 8.9 in connection with entering into this Agreement and that this Section 8.9 is intended for the benefit of, and to grant third party rights to each Released Party to enforce this Section 8.9.

Article IX
CONDITIONS TO CLOSE

Section 9.1         Conditions to Buyer’s Obligations. The obligations of Buyer to consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Buyer in its sole discretion) of the following conditions as of the Closing Date:

(a)            Representations and Warranties. The representations and warranties of the Company and the Seller contained in this Agreement (i) that are not qualified by Material Adverse Effect will be true and correct at and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct at such time has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) that are qualified by Material Adverse Effect will be true and correct in all respects at and as of the Closing Date as though made on and as of the Closing Date, other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time;

(b)            Performance. The Company and the Seller will have performed and complied in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by them, respectively, at or prior to the Closing

(c)            Compliance Certificate. The Company and the Seller shall have delivered to Buyer a certificate signed by either the Chief Executive Officer or Chief Financial Officer of the Company and either the Chief Executive Officer or Chief Financial Officer of the Seller, dated as of the Closing Date, stating that the conditions set forth in Section 9.1(a) and Section 9.1(b), as they relate to the Company or the Seller, as applicable, have been satisfied;

(d)            Regulatory Approvals. All applicable waiting periods (and any extensions thereof) under the HSR Act and any commitments by the Parties not to close the Contemplated Transactions before a certain date under a timing agreement entered into with the applicable Governmental Authority under the HSR Act will have expired or otherwise been terminated;

(e)            No Material Adverse Effect. Since December 31, 2018, there will not have occurred a Material Adverse Effect;

(f)             No Judgments. No Governmental Order (whether interim, final, non-appealable or otherwise) shall have been entered which would (i) prevent the performance of this Agreement or the consummation of any of the Contemplated Transactions, (ii) declare unlawful the Contemplated Transactions, or (iii) cause such Contemplated Transactions to be rescinded;

(g)            Non-Foreign Affidavit. Seller shall have delivered to Buyer a certificate, substantially in the form of Exhibit E attached hereto, certifying in accordance with Section 1.1445-2(b)(2) of the Treasury Regulations promulgated under the Code, that Seller is not a “foreign person” for purposes of Section 1445(b)(2) of the Code;

(h)            Escrow Agreement. Seller shall have delivered to Buyer counterpart signature pages to the Escrow Agreement duly executed by Seller and the Escrow Agent;

(i)             Pre-Closing Transactions. The Pre-Closing Transactions shall have been completed; and

(j)             Seller Closing Deliveries. Seller shall have delivered to Buyer the following (all of which shall be duly executed by all required Persons other than Buyer and its nominees/representatives) or Seller shall have arranged for the implementation and completion of the matters referenced below in this Section 9.1(j), as the case may be:

(i)             certified copy of a resolution of the managers of the Seller (which shall include a certificate of incumbency for the Seller): (1) authorizing the Seller to execute and deliver all Transaction Documents required to be executed and delivered by it in connection with the implementation and completion of the Contemplated Transactions; and (2) authorizing the Seller to sell the Purchased Securities to Buyer;

(ii)            certified copy of a resolution of the directors of the Company (which shall include a certificate of incumbency for the Company) authorizing the Company to execute and deliver all Transaction Documents required to be executed and delivered by it in connection with the implementation and completion of the Contemplated Transactions;

(iii)          share certificate(s) registered in Seller’s name evidencing the Purchased Securities (certificate(s) marked “CANCELLED”);

(iv)          stock transfer form in respect of the Purchased Securities transferring the Purchased Securities from the Seller to Buyer;

(v)            new share certificate evidencing the Purchased Securities registered in Buyer's name;

(vi)          Certificate of Good Standing for each Group Company (other than [redacted]) and Seller issued by its jurisdiction of incorporation/formation dated within five (5) days of the Closing Date;

(vii)         all resolutions, consents to act, resignations and other documents required in order for the directors and officers of each of the Group Companies to be properly re-organized effective as at the Closing Date in such manner as Buyer shall have advised the Seller of at least three (3) Business Days prior to the Closing Date; and

(viii)       the Debt Payoff Letters.

Section 9.2         Conditions to the Seller’s and the Company’s Obligations. The obligations of the Seller and the Company to consummate the Contemplated Transactions are subject to the satisfaction (or waiver by the Seller in its sole discretion (which waiver Seller may give for and on behalf of the Company)) of the following conditions as of the Closing Date:

(a)            Representations and Warranties. The representations and warranties of Buyer contained in this Agreement will be true and correct in all material respects at the Closing;

(b)            Performance. Buyer will have performed and complied in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing (including, for the avoidance of doubt, Buyer’s payment obligations with respect to the Estimated Aggregate Consideration, set forth in Section 3.2 hereof);

(c)            Compliance Certificate. Buyer shall have delivered to the Seller a certificate signed by the Chief Executive Officer of Buyer, dated as of the Closing Date, stating that the conditions set forth in Section 9.2(a) and Section 9.2(b), as they relate to Buyer, have been satisfied;

(d)            Regulatory Approvals. All applicable waiting periods (and any extensions thereof) under the HSR Act and any commitments by the Parties not to close the Contemplated Transactions before a certain date under a timing agreement entered into with the applicable Governmental Authority under the HSR Act will have expired or otherwise been terminated;

(e)            No Judgments. No Governmental Order (whether interim, final, non-appealable or otherwise) shall have been entered which would (i) prevent the performance of this Agreement or the consummation of any of the Contemplated Transactions, (ii) declare unlawful the Contemplated Transactions, or (iii) cause such Contemplated Transactions to be rescinded;

(f)             Escrow Agreement. Buyer shall have delivered to Seller a counterpart signature page to the Escrow Agreement duly executed by Buyer; and

(g)            Buyer Closing Deliveries. Buyer shall have delivered to the Seller the following:

(i)             certified copy of a resolution of the Directors of Buyer (which shall include a certificate of incumbency for Buyer) authorizing Buyer to execute and deliver all Transaction Documents required to be executed and delivered by it in connection with the implementation and completion of the Contemplated Transactions;

(ii)            a Certificate of Good Standing for Buyer issued by its jurisdiction of incorporation dated as of the Closing Date; and

(iii)          all those payments which, in accordance with Section 3.2, are required to be made by Buyer to Seller along with evidence of Buyer having made those payments which, in accordance with Section 3.2, are required to be made by Buyer to Persons other than Seller.

Article X
TERMINATION

Section 10.1       Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

(a)            by mutual written consent of Buyer and the Seller;

(b)            by the Seller or Buyer upon written notice given by either of them to the other if the Closing has not occurred on or before 5:00 p.m., Eastern time, on August 20, 2019, which date may be extended from time to time by mutual written consent of Buyer and the Seller (such date, as so extended from time to time, the “Termination Date”); provided that Buyer will not be entitled to terminate this Agreement pursuant to this Section 10.1(b) if Seller has initiated an action for specific performance against Buyer pursuant to Section 12.11, in which case, this Agreement shall remain in full force and effect until either a final, binding and non-appealable order from a court of competent jurisdiction has been issued with respect to such action or the Seller and Buyer have mutually agreed in writing to settle or discontinue such action (unless earlier terminated by Seller in accordance with the terms of this Section 10.1);

(c)            by the Seller if (i) any of the representations and warranties of Buyer contained in this Agreement fail to be true and correct such that the condition precedent set forth in Section 9.2(a) would not be satisfied or (ii) Buyer shall have breached or failed to comply with any of its obligations under this Agreement such that the condition precedent set forth in Section 9.2(b) would not be satisfied and, such failure or breach with respect to any of such representations, warranties or obligations (A) cannot be cured or constitutes a breach of the obligation to consummate the Contemplated Transactions at the time established for such consummation pursuant to Section 2.2 (it being understood that a breach by Buyer of Section 3.2 shall not be subject to cure unless otherwise agreed to by the Seller in writing) or, (B) if curable, is not cured by the earlier of: (1) the Termination Date; and (2) the 30th calendar day following the date on which Buyer received written notice from Seller of such breach or failure;

(d)            by Buyer if (i) any of the representations and warranties of the Seller contained in this Agreement fail to be true and correct such that the condition precedent set forth in Section 9.1(a) would not be satisfied or (ii) the Seller shall have breached or failed to comply with any of its obligations under this Agreement such that the condition precedent set forth in Section 9.1(b) would not be satisfied and such failure or breach with respect to any of such representations, warranties or obligations (A) cannot be cured or constitutes a breach of the obligation to consummate the Contemplated Transactions at the time established for such consummation pursuant to Section 2.2 or, (B) if curable, is not cured by the earlier of: (1) the Termination Date; and (2) the 30th calendar day following the date on which the Seller received written notice from Buyer of such breach or failure;

(e)            by the Seller if (i) all of the conditions to Closing set forth in Article IX have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing), (ii) the Seller confirms in writing that the Seller stands ready, willing and able to consummate the Closing, and (iii) Buyer fails to consummate the Contemplated Transactions on the date that the Closing should have occurred pursuant to Section 2.2 but for such failure; or

(f)             by Buyer if (i) all of the conditions to Closing set forth in Article IX have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing), (ii) Buyer confirms in writing that Buyer stands ready, willing and able to consummate the Closing, and (iii) the Seller fails to consummate the Contemplated Transactions on the date that the Closing should have occurred pursuant to Section 2.2 but for such failure.

Such of the Seller or Buyer desiring to terminate this Agreement pursuant to this Section 10.1 shall give written notice of such termination to the other of them specifying the provision or provisions of this Section 10.1 pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

Section 10.2       Effect of Termination.

(a)            In the event of a termination of this Agreement pursuant to Section 10.1, this Agreement (other than the provisions of this Article X and Section 8.4 (Publicity; Confidentiality; Securities Laws Filings), and Article XIII (Miscellaneous), as well as any defined terms used in such Articles and Sections, each of which shall survive such termination) shall then be null and void and have no further force and effect and all other rights and liabilities of the Parties hereunder will terminate without any liability of any Party to any other Party, except for liabilities arising in respect of willful and material breaches under this Agreement by any Party prior to such termination. For purposes of this Agreement, “willful and material breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of any representation, warranty, agreement, obligation or covenant contained in this Agreement, regardless of whether breaching such representation, warranty, agreement, obligation or covenant was the conscious object of the act or failure to act. For the avoidance of doubt, the terms of the Confidentiality Agreement and the Limited Guarantee shall continue to survive any termination of this Agreement. Buyer and Seller shall each continue to be responsible to pay (and shall pay when due) any and all amounts that each is required to pay pursuant to Section 7.4. Buyer shall continue to be responsible to pay to Seller those amounts that Buyer is required to pay pursuant to Section 7.7(e), which amounts shall be paid by Buyer within two (2) Business Days of the date that Buyer receives written notice from the Seller requesting payment (which payment shall be made by wire transfer of same day funds to the accounts designated by the Seller). The Seller may petition a court to award damages in connection with a willful and material breach of this Agreement by Buyer; provided, for the avoidance of doubt, under no circumstances will the Seller or the Company be entitled to both a grant of specific performance pursuant to Section 13.11 and monetary damages pursuant to this Section 10.2(a).

(b)            Each of the Parties hereto acknowledges that the agreements contained in this Section 10.2 are an integral part of the Contemplated Transactions and, without these agreements, the Parties would not enter into this Agreement; accordingly, if Buyer fails to timely pay any amount due pursuant to this Section 10.2, and, in order to obtain such payment, the Seller commences a suit that results in a judgment against Buyer for the payment of any amount set forth in this Section 10.2, Buyer shall pay the Seller its costs and expenses in connection with such suit, together with interest on the amount required to be paid by Buyer at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Article XI
SURVIVAL

Section 11.1       Survival of Representations & Covenants of Seller & Company. The respective representations, warranties and covenants of the Seller and the Company contained in this Agreement shall survive the Closing (subject to paragraph (c) below in the case of such representations and warranties) and, notwithstanding such Closing or any investigations made by or on behalf of the Parties, shall continue in effect as follows:

(a)            with respect to the indemnification contained in Section 12.1(a)(iii) and Section 12.1(d), until the [redacted] anniversary of the Closing Date;

(b)            with respect to the representations and warranties of the Seller and the Company referenced in Section 12.1(a)(i) and (ii) (the “Surviving Representations”), until the [redacted] anniversary of the Closing Date;

(c)            with respect to the representations and warranties of the Seller and the Company contained in this Agreement (other than the Surviving Representations), such representations and warranties shall not survive the Closing for any purpose;

(d)            with respect to all covenants of the Seller contained in Article III (Closing Payments and Purchase Price Adjustment), until the date on which such covenants are fully performed;

(e)            with respect to the indemnification for the [redacted] Matter provided for in Section 12.1(b), until the date on which such class action is finally settled or resolved; and

(f)             with respect to the indemnification contained in Section 12.1(c), until the first to occur of (i) the date on which such all liabilities and claims related thereto are finally settled or discharged and (ii) the [redacted] anniversary of the Closing Date.

Section 11.2       Survival of Representations & Covenants of Buyer. The representations, warranties and covenants of Buyer contained in this Agreement shall survive the Closing and, notwithstanding such Closing or any investigations made by or on behalf of the Parties, shall continue in full force and effect as follows:

(a)            with respect to all representations and warranties of Buyer contained in this Agreement, until the [redacted] anniversary of the Closing Date; and

(b)            with respect to all covenants of Buyer contained in Article III (Closing Payments and Purchase Price Adjustment), until the date on which such covenants are fully performed.

Article XII
INDEMNIFICATIONS

Section 12.1       Indemnification. Subject to this Article XII, the Seller shall, and does hereby, indemnify and hold harmless Buyer from and against any and all Losses incurred, sustained or suffered by Buyer as a result of or in any way relating to:

(a)            any of the following:

(i)             the representation and warranty of the Company contained in Section [redacted] having been untrue or inaccurate in relation to [redacted];

(ii)            the representations and warranties of the Company contained in Sections [redacted] having been untrue or inaccurate in relation to [redacted]; and

(iii)          the following Taxes (to the extent such Taxes are not accounted for in the final determination of the Final Aggregate Consideration Amount or not otherwise paid pursuant to Section 8.2(a)(v)): (A) any Taxes of a Group Company for any Pre-Closing Tax Period; (B) any Taxes of a Group Company that are payable for a Straddle Period that are allocable to any Pre-Closing Tax Period (determined in accordance with Section 8.2(g)); (C) any Taxes for which a Group Company (or any predecessor thereto) is held liable under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or other Applicable Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date; and (D) any Taxes imposed on or payable by third party Persons (i.e., any Person other than a Group Company) with respect to which a Group Company has an obligation to indemnify such third party Person pursuant to a transaction consummated prior to the Closing (other than commercial agreements entered into the ordinary course of business, the principal purpose of which is not related to Taxes).

(b)            the [redacted] Matter;

(c)            the [redacted] (the “[redacted] Matter”); provided that, Seller shall have no indemnification obligation pursuant to this Section 12.1(c) for any amounts in respect of Taxes for any taxable period (or portion thereof) beginning after the Closing Date; and

(d)            without duplication of Section 12.1(a)(iii) or amounts otherwise paid pursuant to Section 8.2(a)(v), the [redacted].

Section 12.2       Indemnification Procedure.

(a)            If Buyer wishes to assert a claim for indemnity against Seller under Section 12.1 (such claim being sometimes referred to as an “Indemnity Claim”), Buyer can only do so prior to the first anniversary of the Closing Date by giving a notice in writing (a “Claim Notice”) to the Seller as soon as is reasonably practicable after the discovery of any facts or circumstances supporting such Indemnity Claim, which Claim Notice must: (i) provide reasonable particulars (but only to the extent then known) of the matter for which indemnity is then being sought (and be accompanied with copies of any relevant documents then in the possession of Buyer in respect of such Indemnity Claim); and (ii) specify either the amount of any actual Losses suffered, sustained or incurred by Buyer in connection with the matter in respect of which Indemnity Claim is made or a good faith estimate of such amount.

(b)            Seller shall have the period of thirty (30) days following its receipt of a Claim Notice (such period, the “Cure Period”) in which either to: (i) cure or rectify, at its sole cost, the matters for which indemnity is being sought, as specified in such Claim Notice; or (ii) dispute the matters for which indemnity is being sought by providing written notice of such dispute to Buyer (the “Dispute Statement”). If a Dispute Statement is not received by Buyer within such thirty (30) day period, the amount set forth in the Claim Notice shall be deemed accepted by the Seller. If the Seller delivers to Buyer a Dispute Statement applicable to all or any portion of a claim within the Cure Period, then the amount in dispute by Seller, as specified by Seller in such Dispute Statement, shall not be payable to Buyer until either (x) Buyer and the Seller jointly agree in writing to the resolution of the amount in dispute in such Dispute Statement, or (y) such matters in dispute are finally adjudicated in arbitration pursuant to Section 13.14.

(c)            In the case of any claim for indemnification resulting from the assertion of liability by third parties, including in respect of the [redacted] Matter and the [redacted] Matter (each, a “Third Party Claim”), the Seller shall have the right to direct, through counsel it selects but who is reasonably satisfactory to Buyer, the defense or settlement of any such Third Party Claim at its own expense; provided, however, in no event shall the Seller have the right to assume or manage the defense of any Third Party Claim or matter (i) if the Third Party Claim seeks relief other than monetary damages, or (ii) if the subject matter of the Third Party Claim relates to the ongoing business of the Group Companies or Buyer and, if decided against the Group Companies or Buyer, would reasonably be likely to adversely affect the ongoing business or reputation of the Group Companies or Buyer. If the Seller elects to assume the defense of any Third Party Claim, the Seller shall consult with Buyer for the purpose of allowing Buyer to participate at its own expense in such defense. If the Seller elects not to defend or if, after commencing or undertaking any such defense, the Seller fails to diligently prosecute or withdraws from such defense, Buyer shall have the right to undertake the defense. In connection with any such Third Party Claim, the Seller and Buyer shall, and shall cause their respective Affiliates (including the Group Companies) to, cooperate with each other and provide each other with reasonable access to relevant books and records in their possession.

Section 12.3       Deductible & Maximum Indemnification.

(a)            The indemnification provided in favor of Buyer under Section 12.1 is subject to a deductible in the total amount of [redacted] (i.e., until such time as the total amount of the Losses for which Buyer would have been entitled to be indemnified but for this Section 12.3(a) reaches [redacted] in total, Buyer is not entitled to be indemnified pursuant to Section 12.1) and, once such [redacted] total amount is reached, Buyer is thereafter entitled to indemnification in accordance with Section 12.1 for such Losses in excess of [redacted].

(b)            The aggregate maximum liability of the Seller pursuant to this Article XII shall not exceed (and shall be limited to) [redacted].

(c)            For greater certainty, the deductible provided for in Section 12.5(a) shall not apply to any Losses or Indemnity Claims to the extent due to, arising out of, relating to, or based upon any claims based on Fraud committed by the Seller or any Group Company.

(d)            Solely for the purpose of determining the amount of Losses indemnifiable under Section 12.1(a) which were suffered by Buyer as a result of any of the representations and warranties of the Seller or the Company contained in this Agreement having been untrue or inaccurate (but not, for the avoidance of doubt, for determining the existence of such untruth or inaccuracy or for determining whether any such representation and warranty has been breached), any representation or warranty that is qualified by a materiality or a Material Adverse Effect qualifier or standard shall be deemed to have been made without giving effect to such materiality or Material Adverse Effect qualifier or standard (as if any such materiality or a Material Adverse Effect qualifier or standard were deleted from such representation and warranty).

(e)            Notwithstanding any other provision set forth herein, Buyer will only be entitled to recover Losses as a result of a claim pursuant to Section 12.1 if and only to the extent that Buyer is first unable to recover such Losses from the R&W Insurance Policy. In the event of any ambiguity regarding the applicability of the R&W Insurance Policy to a Loss, Buyer shall use commercially reasonable efforts to pursue collections against the R&W Insurance Policy with respect to such Losses.

Section 12.4       [Reserved.]

Section 12.5       Exclusive Remedy. From and after Closing, except for claims with respect to Fraud and subject to Buyer’s rights under the R&W Insurance Policy, indemnification under this Article XII shall be the sole and exclusive remedy of Buyer with respect to any and all contract and tort claims relating to the subject matter of this Agreement and the Contemplated Transactions, including claims for or related to any breach of any representation, warranty, covenant or agreement contained in this Agreement, and Seller shall have no other liability to Buyer resulting therefrom. Notwithstanding anything in this Article XII to the contrary, Seller shall not be liable pursuant to Section 12.1 for any Losses arising out of any matter to the extent that the Losses with respect to such matter (i) have been specifically reflected in the Net Working Capital, Closing Indebtedness, Closing Cash or Seller Transaction Expenses and resulted in a dollar-for-dollar reduction to the Aggregate Consideration Amount or (ii) have already been recovered by Buyer pursuant to another provision of this Agreement or the R&W Insurance Policy. Any Losses shall be calculated net of any after-Tax insurance proceeds (including under the R&W Insurance Policy), and other third party recoveries (in each case net of any applicable fees and expenses incurred in connection with obtaining such proceeds or recoveries, including the amount of any reasonable attorneys’ and other advisors’ fees) actually received by Buyer in respect of such Losses. If an indemnification payment is made by Seller hereunder, and Buyer later actually realizes insurance proceeds, or other third party recoveries in respect of the applicable Losses, Buyer shall promptly remit to Seller a sum equal to the lesser of (i) the actual amount of such insurance proceeds or other third party recoveries (in each case net of any applicable fees and expenses incurred in connection with obtaining such proceeds or recoveries, including the amount of any reasonable attorneys’ and other advisors’ fees) and (ii) the actual amount of the indemnification payment previously paid by Seller with respect to such Losses; provided, however, that if an indemnification payment is made by Seller hereunder and Buyer may have recovery rights against an insurance company in respect of the applicable Losses, Seller shall be subrogated to the rights of Buyer against such insurance company (up to the amount of such indemnification payment).

Section 12.6       Treatment of Indemnification Payments. Unless otherwise required by Applicable Law, all indemnification payments will constitute adjustments to the purchase price for all Tax purposes, and no Party shall take any position inconsistent with such characterization.

Article XIII
MISCELLANEOUS

Section 13.1       Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or (if a an email address is provided below) sent by email (subject to electronic confirmation of receipt). Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, (c) the day of sending, if sent by email prior to 5:00 p.m. (Eastern time) on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m. (Eastern time) on any Business Day or on any day other than a Business Day or (d) five Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or, if applicable, email address, or to such other address or addresses or email address as such Party may subsequently designate to the other Parties by notice given hereunder:

If to the Seller or any of the Group Companies (prior to the Closing), to:

Global Restoration Holdings, Inc.

101 Cook Street, Suite 3000

Denver, CO 80206

Telephone: [redacted]

Attn: [redacted]

Email: [redacted]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

620 Eighth Avenue
New York, NY 10018
Telephone: [redacted]
Attention: [redacted]

Email: [redacted]

If to a Buyer (or to any of the Group Companies after the Closing), to:

FirstService Restoration, Inc.

c/o FirstService Corporation

1140 Bay Street, Suite 4000

Toronto, Ontario, M5S 2B4

Telephone: [redacted]

Email: [redacted]
Attention: [redacted]

with a copy (which shall not constitute notice) to:

Fogler, Rubinoff LLP

3000 – 77 King Street West

Toronto, Ontario, M5K 1G8

Telephone: [redacted]

Email: [redacted]
Attention: [redacted]

Each of the Parties may specify a different address or addresses or email address by giving notice in accordance with this Section 13.1 to each of the other Parties.

Section 13.2       Succession and Assignment; No Third-Party Beneficiaries.

(a)            This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any attempt to do so will be null and void ab initio, provided, however, that without such consent, Buyer may assign this Agreement to its Debt Financing Sources as collateral security for Indebtedness and that no consent shall be required in connection with an assignment pursuant to Section 8.3(c).

(b)            Each (i) Group Company, the Seller and each of their respective Representatives and other Persons referenced therein shall have the right to enforce their respective rights under Section 7.4 and Section 7.7(e), (ii) each D&O Indemnified Persons shall have the right to enforce its rights under Section 8.3, (iii) each Nonparty Affiliate shall have the right to enforce its rights under Section 13.4, (iv) Goodwin shall have the right to enforce its rights under Section 8.5, and (vi) each Person covered by Section 8.6 shall have the right to enforce its rights under Section 8.6. Except as set forth in the immediately preceding sentence, this Agreement is for the sole benefit of the Parties and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person (including any Affected Employee pursuant to Section 8.1 or otherwise), other than the Parties and such successors and permitted assignees, any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Debt Financing Source (including as Nonparty Affiliate) shall be express third party beneficiary of and have the right to enforce Section 13.2 (Succession and Assignment; No Third-Party Beneficiaries), Section 13.3 (Amendments and Waivers), Section 13.4 (Non-Recourse), Section 13.9 (Jurisdiction; Venue; Service of Process), and Section 13.10 (Waiver of Jury Trial).

Section 13.3       Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer and the Seller, or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof. Notwithstanding anything to the contrary contained herein, Section 13.2 (Succession and Assignment; No Third-Party Beneficiaries), this Section 13.3 (Amendments and Waivers), Section 13.4 (Non-Recourse), Section 13.9 (Jurisdiction; Venue; Service of Process), and Section 13.10 (Waiver of Jury Trial) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 13.2, 13.4, 13.9 and 13.10 and this Section 13.3) may not be modified, waived or terminated in a manner that is materially adverse to the Debt Financing Source without the prior written consent of the Debt Financing Source.

Section 13.4       Non-Recourse. Except to the extent otherwise set forth in the Limited Guarantee and the Confidentiality Agreement, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Limited Guarantee and Confidentiality Agreement).

Section 13.5       Entire Agreement; Disclosure Schedules.

(a)            This Agreement, together with the other Ancillary Agreements and any documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly provided for herein and therein.

(b)            Each Disclosure Schedule delivered pursuant to this Agreement shall be in writing and shall qualify this Agreement. The representations and warranties of the Group Companies and the Seller in this Agreement are made and given subject to the disclosures set forth in the Disclosure Schedules, and the Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations or warranties of any member of the Group Companies or Sellers except to the extent expressly provided in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations or warranties. Certain information set forth in the Disclosure Schedules is included solely for information purposes and may not be required to be disclosed pursuant to this Agreement. The inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations or warranties of the Group Companies or the Seller nor shall such information constitute an admission by any party hereto, as applicable, that such item constitutes an item, event, circumstance or occurrence that is material to the Group Companies or the Seller, or constitutes a Material Adverse Effect. Any fact or item that is disclosed in any Disclosure Schedule in a way as to make its relevance or applicability to information called for by any other Disclosure Schedule reasonably apparent shall be deemed to be disclosed in such other Disclosure Schedule, notwithstanding the omission of a reference or cross-reference thereto. Disclosure of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has actually and in fact occurred. Headings and subheadings have been inserted on certain Disclosure Schedules for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of such Disclosure Schedules. Where the terms of a contract or other item have been summarized or described in the Disclosure Schedules, such summary or description does not purport to be a complete statement of the material terms of such contract or other item, and, all such summaries and descriptions are qualified in their entirety by reference to the contract or item being summarized and/or described. The information provided in the Disclosure Schedules is being provided solely for the purpose of making disclosures to Buyer under this Agreement. Certain information set forth in the Disclosure Schedules is included solely for information purposes and may not be required to be disclosed pursuant to this Agreement. In disclosing this information, no member of the Group Company nor the Seller waives, and each expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Section 13.6       Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed and delivered by each Party. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

Section 13.7       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under Applicable Law, be invalid or unenforceable in any respect, each Party intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, Applicable Law.

Section 13.8       Governing Law. This Agreement, the rights of the Parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 13.9       Jurisdiction; Venue; Service of Process.

(a)            Jurisdiction. Each of the Parties, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the federal courts located in the State of New York for the purpose of any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, (ii) hereby waives to the extent not prohibited by Applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the above-named courts or that this Agreement, any Ancillary Agreement or the subject matter hereof or thereof may not be enforced in or by such court, and (iii) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence, a Party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)            Venue. Each of the Parties agrees that for any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, such Party shall bring such Action only in the federal courts located in the State of New York. Notwithstanding the previous sentence, a Party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each Party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)            Service of Process. Each of the Parties hereby (i) consents to service of process in any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 13.1, will constitute good and valid service of process in any such Action, and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

Section 13.10    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 13.11    Specific Performance.

(a)            Each of the Parties acknowledges that the rights of each Party to consummate the Contemplated Transactions are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that prior to a termination of this Agreement in accordance with this Agreement, subject to and without limiting Section 13.11(b), and (c) below, such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at law or in equity, to seek to enforce its rights and the other Party’s obligations hereunder by an Action or Actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defense that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity, and (y) any requirement under Applicable Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

(b)            The Parties hereby acknowledge and agree that the Seller shall be entitled to the remedy of specific performance to cause Buyer to effect the Closing in accordance with Section 2.2 if (A) all conditions precedent in Section 9.1 have been satisfied or waived (other than those to be satisfied at the Closing itself, each of which is capable of being, and is, satisfied or waived upon the Closing) at the time when the Closing is to occur pursuant to the terms hereof, and (B) the Debt Financing shall have been funded.

(c)            For the avoidance of doubt, (x) in no event shall the exercise of the Seller’s right to seek specific performance or other equitable relief pursuant to this Section 13.11 reduce, restrict or otherwise limit the Seller’s right to terminate this Agreement, and (y) the Seller’s right to seek specific performance pursuant to this Section 13.11 shall include the right of the Seller to cause Buyer to fully enforce, including against anticipatory breach, the terms of the Debt Financing Documents.

Section 13.12    Retention of Books and Records. Buyer shall cause each member of the Group Companies to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to such Person in existence at the Closing that are required to be retained under current retention policies or applicable law for a period of seven (7) years from the Closing Date, and to make the same available after the Closing for inspection and copying by the Seller or its representatives during regular business hours and upon reasonable request and upon reasonable advance notice.

Section 13.13    Expenses. Except as otherwise expressly provided herein or the Limited Guarantee, each of Buyer, the Company and the Seller shall pay all of their own fees and expenses incurred in connection with this Agreement and the Contemplated Transactions, including the fees and disbursements of counsel, financial advisors and accountants.

Section 13.14    Arbitration. Unless otherwise expressly provided herein, to the fullest extent permitted by applicable Laws, if any dispute, claim or other matter should arise concerning the interpretation, performance or breach of this Agreement or any action taken by a Party pursuant to this Agreement (such dispute, claim or other matter being referred to as a “Dispute”), such Dispute shall be determined by arbitration conducted in New York City, New York in accordance with the “Commercial Rules” of the American Arbitration Association (“AAA”) as in effect on the date that a written notice requesting such arbitration (the “Arbitration Notice”) is properly filed with the AAA in accordance with its rules and regulations and a copy of such Arbitration Notice shall also be concurrently delivered by the party which issued it to each of the other parties to the Dispute therein specified. Notwithstanding the preceding provisions of this Section 13.14, the provisions of this Section 13.14 may not be invoked in connection with, or emanating out of, (i) any matter or procedure, the resolution of which is provided for in Section 3.3, and (ii) any Action commencing prior to Closing or commenced in any other circumstance in which Closing has not occurred.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:

FIRSTSERVICE RESTORATION, INC.

By:	“Jeremy Rakusin” Name: Jeremy Rakusin Title: Director, President & Treasurer

COMPANY:

BELLWETHER FOS HOLDCO, INC.

By:	“Matthew Constantino” Name: Matthew Constantino Title: President

SELLER:

GLOBAL RESTORATION HOLDINGS, LLc

By:	“Jeffrey Johnson” Name: Jeffrey Johnson Title: Chairman

Signature Page to Stock Purchase Agreement

Annex I

Closing Indebtedness

[Annex I has been omitted as its disclosure would violate confidentiality provisions. Annex I contains information on certain indebtedness of the Group Companies and the amounts thereof.]

Annex II

Net Working Capital Methodology

[Annex II has been omitted as its disclosure would violate confidentiality provisions. Annex II contains information on certain financial information of the Group Companies and the amounts thereof.]

EXHIBIT A

NAMED EXECUTIVES

&

PRE-CLOSING TRANSACTIONS

[Exhibit A has been omitted as its disclosure would violate confidentiality provisions. Exhibit A contains the names and rollover proceeds of the Named Executives and a structure memo for the Pre-Closing Transactions.]

EXHIBIT B

LIMITED GUARANTEE

Limited Guarantee, dated as of May 22, 2019 (this “Limited Guarantee”), by FirstService Corporation (“Guarantor”), in favor of Bellwether FOS Holdco, Inc., a Delaware corporation (the “Company”), and Global Restoration Holdings, LLC, a Delaware limited liability company (the “Seller”, and together with the Company, the “Guaranteed Parties”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

1.              Limited Guarantee. To induce the Guaranteed Parties to enter into that certain Stock Purchase Agreement, dated as of May 22, 2019 (as may be amended from time to time, the “Purchase Agreement”), by and among the Guaranteed Parties and FirstService Restoration, Inc., a Delaware corporation (“Buyer”), Guarantor hereby unconditionally and irrevocably guarantees to each Guaranteed Party the payment by Buyer of: (i) Buyer’s payment obligations under Article III of the Purchase Agreement if and when due (collectively, the “Purchase Price Amounts”, and the maximum amount of the Purchase Price Amounts as provided for under Article III of the Purchase Agreement, the “PPA Maximum Amount”); and (ii) the fees and expenses payable by Buyer pursuant to the Purchase Agreement (whether before or after Closing), all liabilities and damages payable by Buyer pursuant to the Purchase Agreement and the costs and expenses incurred by the Seller and the Company in connection with enforcing its rights under the Purchase Agreement and this Limited Guarantee, in each case, if and when due (collectively, the “Fees, Expenses and Damages”), to a maximum of all such fees, expenses, liabilities, damages and costs of $28,700,000 (the “FED Maximum Amount”) (the Purchase Price Amounts and the Fees, Expenses and Damages, collectively, the “Guaranteed Payments”, and the total of the PPA Maximum Amount and the FED Maximum Amount, the “Maximum Amount”); it being agreed and understood that this Limited Guarantee may not be enforced for an aggregate amount in excess of the Maximum Amount, in respect of the Purchase Price Amounts, for an amount in excess of PPA Maximum Amount, or, in respect of the Fees, Expenses and Damages, for an amount in excess of the FED Maximum Amount. A Guaranteed Party may, in its sole discretion, bring and prosecute a separate action against Guarantor for the full amount of the Guaranteed Payments, regardless of whether such action is brought against Buyer or any other Person or whether Buyer or any other Person is joined in any such action. Each Guaranteed Party hereby agrees that Guarantor shall in no event be required to pay to any one or more Persons, in the aggregate, more than the Maximum Amount (and, as applicable, in the aggregate, more than the PPA Maximum Amount in respect of the Purchase Price Amounts and, in the aggregate, more than the FED Maximum Amount in respect of the Fees, Expenses and Damages) pursuant to this Limited Guarantee, and each Guaranteed Party hereby acknowledges and agrees that in no event shall Guarantor be required to pay any amount to a Guaranteed Party or any other Person under, in respect of, or in connection with this Limited Guarantee or the Purchase Agreement other than as expressly set forth herein. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2.              Nature of Guarantee. Other than as required by applicable law, the Guaranteed Parties shall not be obligated to file any claim relating to the Guaranteed Payments in the event that Buyer becomes subject to a bankruptcy, reorganization, insolvency or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect any Guarantor’s obligations hereunder. In the event that any payment to a Guaranteed Party in respect of the Guaranteed Payments is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder, subject the limitations set forth herein (including, without limitation, Section 8 hereof), with respect to such Guaranteed Payments as if such payment had not been made. Without prejudice to any right to specific performance that a Guaranteed Party may have under the Purchase Agreement, each Guaranteed Party covenants and agrees that it shall not have the right to recover, and shall not recover, and it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, any Action or bring any other claim to recover, more than the Maximum Amount from Guarantor in respect of any liabilities or obligations of the Buyer arising under or in connection with the Purchase Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby (and, as applicable, in the aggregate, more than the PPA Maximum Amount in respect of the Purchase Price Amounts and, in the aggregate, more than the FED Maximum Amount in respect of the Fees, Expenses and Damages).

3.              Changes in Guaranteed Payments; Certain Waivers. Guarantor hereby acknowledges and agrees that a Guaranteed Party may at any time and from time to time, without notice to or further consent of Guarantor, extend the time of payment of the Guaranteed Payments, and may also enter into any agreement with Buyer or with any other Person interested in the Contemplated Transactions contemplated by the Purchase Agreement (such Person, an “Interested Person” and such transactions contemplated by the Purchase Agreement, the “Transaction”), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms and provisions of the Purchase Agreement or of any agreement between the Guaranteed Party and Buyer or any such Interested Person without in any way impairing or affecting Guarantor’s obligations under this Limited Guarantee. Guarantor hereby acknowledges and agrees that the obligations of Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (a) the failure of a Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Buyer or any other Interested Person; (b) any change in the time, place or manner of payment of the obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Purchase Agreement or any other agreement evidencing, securing or otherwise executed in connection with the Guaranteed Payments; (c) the addition, substitution or release of any Interested Person; (d) any change in the corporate existence, structure or ownership of Buyer or any other Interested Person; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer or any other Interested Person; (f) the existence of any claim, set-off or other right which Guarantor may have at any time against Buyer or a Guaranteed Party, whether in connection with the Guaranteed Payments or otherwise; (g) any lack of enforceability of the Purchase Agreement or any agreement or instrument relating thereto (including, without limitation, any other documents contemplated to be entered into in connection with the Purchase Agreement), other than by reason of fraud or willful misconduct by a Guaranteed Party or any of its Affiliates; or (h) the adequacy of any other means a Guaranteed Party may have of obtaining payment of the Guaranteed Payments. To the fullest extent permitted by Applicable Law, Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by a Guaranteed Party. Guarantor hereby waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Payments, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Payments incurred and all other notices of any kind (except for notices to be provided to Buyer and its counsel in accordance with the Purchase Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Buyer or any other Interested Person, and all suretyship defenses generally (other than fraud or willful misconduct by a Guaranteed Party or any of its Affiliates, defenses to the payment of the Guaranteed Payments that are available to Buyer under the Purchase Agreement or a breach by a Guaranteed Party of this Limited Guarantee, each of the foregoing defenses being retained by Guarantor). Guarantor hereby acknowledges and agrees that it will receive substantial direct and indirect benefits from the Contemplated Transactions and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Each Guaranteed Party hereby covenants and agrees that it shall not, and shall cause its Affiliates not to, institute in the name of or on behalf of such Guaranteed Party or any other Person any action or bring any other claim arising under, or in connection with, the Purchase Agreement or the Contemplated Transactions contemplated thereby, against Guarantor / Buyer Affiliate (as defined below), except for (i) claims under this Limited Guarantee (subject to the limitations described herein), and (ii) any claim or action solely relating to a breach or action solely seeking to prevent a breach of the Confidentiality Agreement by and between Guarantor and the Company dated as of January 31, 2019 (collectively, the “Non-Prohibited Claims”), and Guarantor hereby covenants and agrees that it shall not, and shall cause its respective Affiliates not to, institute any action asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar law affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Buyer or any other Interested Person that arise from the existence, payment, performance, or enforcement of the Guaranteed Payments, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of a Guaranteed Party against Buyer or such Interested Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Buyer or such other Interested Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Payments shall have been paid in full. If any amount shall be paid to Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full of the Guaranteed Payments, such amount shall be received and held in trust for the benefit of a Guaranteed Party, shall be segregated from other property and funds of Guarantor and shall forthwith be paid or delivered to a Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Payments, in accordance with the terms of this Limited Guarantee and the Purchase Agreement, whether matured or unmatured, or to be held as collateral for the Guaranteed Payments. Notwithstanding anything herein to the contrary, Guarantor reserves the right to assert any and all defenses which Buyer may have under the Purchase Agreement or any other agreement entered into, under or in connection with, the Contemplated Transactions with respect to the payment of the Guaranteed Payments.

4.              No Waiver; Cumulative Rights. No failure on the part of a Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by a Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to a Guaranteed Party or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by a Guaranteed Party at any time or from time to time.

5.              Representations and Warranties. Guarantor hereby represents and warrants that:

(a)       the execution, delivery and performance of this Limited Guarantee have been duly and validly authorized and approved by all necessary action and do not and will not contravene, conflict with or result in any violation or default (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit or result in the creation of any lien under any provision of such Guarantor’s certificate of formation, partnership agreement, operating agreement or governing documents or any Applicable Law, regulation, rule, decree, order, judgment or contractual restriction binding on Guarantor or its assets;

(b)       all approvals of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)       this Limited Guarantee has been duly and validly executed and delivered and constitutes a legal, valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law);

(d)       Guarantor has (and will continue to have) the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for Guarantor to fulfill its obligations under this Limited Guarantee shall be available to Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof;

(e)       Guarantor is duly organized and validly existing under the laws of the jurisdiction of its formation and has all corporate power and authority to execute, deliver and perform this Limited Guarantee; and

(f)        Guarantor acknowledges that each Guaranteed Party has specifically relied upon the representations and warranties of such Guarantor contained in this Section 5.

6.              Assignment. Neither Guarantor nor a Guaranteed Party may assign their respective rights, interests or obligations hereunder, directly or indirectly, to any other Person (by operation of law or otherwise) without the prior written consent of each Guaranteed Party or Guarantor, as the case may be, and any attempted assignment without such required consents shall be null and void and of no force or effect.

7.              Notices. All notices, demands and other communications to be given or delivered hereunder shall be in writing and deemed to have been given when personally delivered, one (1) Business Day after being sent by reputable overnight courier or when transmitted by facsimile or telecopy (transmission confirmed), to the addresses indicated below (unless another address is so specified in writing. All notices to Guarantor hereunder shall be delivered as set forth below or to such other address or facsimile number as Guarantor shall have notified a Guaranteed Party in a written notice delivered to a Guaranteed Party in accordance with Section 13.1 of the Purchase Agreement:

FirstService Corporation

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

Attention: [redacted]

Facsimile: [redacted]

Email: [redacted]

with a copy (which shall not constitute notice or service of process) to:

Fogler, Rubinoff LLP

3000 – 77 King Street West

Toronto, Ontario, Canada M5K 1G8

Attention: [redacted]

Facsimile: [redacted]

Email: [redacted]

8.              Continuing Guarantee. Unless terminated pursuant to this Section 8, this Limited Guarantee shall remain in full force and effect and shall be binding on Guarantor, its successors and permitted assigns until the Guaranteed Payments have been indefeasibly paid, observed, performed or satisfied in full, at which time, this Limited Guarantee shall terminate and Guarantor shall have no further obligations under this Limited Guarantee. Notwithstanding the foregoing, this Limited Guarantee shall terminate and Guarantor shall not have any further obligations under this Limited Guarantee as of the earliest to occur of (i) the Closing, (ii) receipt in full by a Guaranteed Party or its Affiliates of the Guaranteed Payments, (iii) termination of the Purchase Agreement in any circumstances other than pursuant to which Buyer would be obligated to make a payment of the Guaranteed Payments, and (iv) the three (3) month anniversary of any termination of the Purchase Agreement in any circumstances pursuant to which Buyer would be obligated to make a payment of the Guaranteed Payments if by such date no Guaranteed Party has made a claim in writing to Buyer for payment of the Guaranteed Payments or to Guarantor for the payment of the Guaranteed Payments, except as to a claim for payment of the Guaranteed Payments presented by a Guaranteed Party to Buyer or Guarantor on or prior to the date that is three (3) months after the date hereof (in which case, this Limited Guarantee shall terminate when such claim is finally resolved or otherwise satisfied). Each Guaranteed Party hereby acknowledges and agrees that to the extent that Buyer is relieved from its payment obligation under the Purchase Agreement, Guarantor shall be similarly relieved of the obligation to pay the Guaranteed Payments. Notwithstanding the foregoing, in the event that a Guaranteed Party or any of its Affiliates assert in any action that the provisions of this Section 8 or Section 9 hereof are illegal, invalid or unenforceable, in whole or in part, or asserting any theory of liability against any Guarantor or any Guarantor / Buyer Affiliate (as defined below) with respect to the Purchase Agreement (or the Contemplated Transactions), or other than any Non-Prohibited Claim, then (A) the obligation to pay the Guaranteed Payments shall terminate ab initio and be null and void and of no force or effect, (B) if Guarantor previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from a Guaranteed Party and its successors and permitted assigns, and (C) neither Guarantor nor any Guarantor / Buyer Affiliate shall have any liability of any kind to a Guaranteed Party or any of its Affiliates with respect to the Purchase Agreement (or the Contemplated Transactions) or under this Limited Guarantee or otherwise.

9.              No Recourse. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, by its acceptance of the benefits of this Limited Guarantee, each Guaranteed Party hereby acknowledges and agrees that it has no right of recovery against, no recourse shall be had against and no personal liability shall attach to, Guarantor or any former, current or future representative, direct or indirect equityholder, controlling person, general or limited partner, stockholder, incorporator, Affiliate, successor or assignee of Guarantor or Buyer or any former, current or future representative, direct or indirect equityholder, controlling person, general or limited partner, stockholder, incorporator, Affiliate, successor or assignee of any of the foregoing (collectively, but not including Buyer, any holding company owning Buyer or any Subsidiary of Buyer, each a “Guarantor / Buyer Affiliate”), through Buyer or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim (whether at law or equity in tort, contract or otherwise) by or on behalf of Buyer against any Guarantor / Buyer Affiliate, by the enforcement of any assessment or by any legal or equitable action, by virtue of any Applicable Law, or otherwise, except for its rights to recover from Guarantor (but not any Guarantor / Buyer Affiliate (including, without limitation, any general partner or managing member or any beneficial owner thereof)) under and to the extent provided in this Limited Guarantee and subject to the other limitations described herein. Recourse against Guarantor under this Limited Guarantee, subject to the limitations and conditions set forth herein, shall be the sole and exclusive remedy of a Guaranteed Party and all of its Affiliates against Guarantor and any Guarantor / Buyer Affiliate in respect of any liabilities or obligations arising under, or in connection with, the Purchase Agreement or the Contemplated Transactions. Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Buyer to a Guaranteed Party or shall confer or give or shall be construed to confer or give to any Person other than a Guaranteed Party (including, without limitation, any Person acting in a representative capacity) any rights or remedies against any Person other than that Guarantor as expressly set forth herein.

10.           Governing Law Consent to Jurisdiction; Service of Process; Waiver of Jury Trial11.. The provisions set forth in Sections 13.8, 13.9 and 13.10 of the Purchase Agreement shall apply mutatis mutandis to this letter agreement as if set forth in full in this Section 10.

11.           Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to each Guaranteed Party solely in connection with the Contemplated Transactions. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of Guarantor.

12.           Counterparts. This Limited Guarantee may be executed and delivered (including by facsimile transmission or by scanned image) in one or more counterparts, and by each of the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

13.           Entire Agreement. This Limited Guarantee and the Purchase Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof and thereof.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FIRSTSERVICE CORPORATION

By: Name: Jeremy Rakusin Title: Chief Financial Officer

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, each Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

BELLWETHER FOS HOLDCO, INC.

By:	________________________ Name: Matthew Constantino Title: President

GLOBAL RESTORATION HOLDINGS, LLC

By:	________________________ Name: Jeffrey Johnson Title: Chairman

EXHIBIT C

ESCROW AGREEMENT

[Exhibit C has been omitted as its disclosure would violate confidentiality provisions. Exhibit C contains the terms of the Escrow Agreement pursuant to which the Purchase Price Adjustment Escrow Amount will be held by the Escrow Agent.]

EXHIBIT D

R&W INSURANCE POLICY

[Exhibit D has been omitted as its disclosure would violate confidentiality provisions. Exhibit D contains a copy of the R&W Insurance Policy.]

EXHIBIT E

NON-FOREIGN AFFIDAVIT

ENTITY’S CERTIFICATE OF NON-FOREIGN STATUS

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform the transferee that withholding of tax is not required upon the disposition of a U.S. real property interest by [name of transferor], the undersigned hereby certifies the following on behalf of [name of transferor]:

1.       [Name of transferor] is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

2.       [Name of transferor] is not a disregarded entity as defined in Treasury Regulations Section 1.1445-2(b)(2)(iii);

3.       [Name of transferor]’s U.S. employer identification number is           ; and

4.       [Name of transferor]’s office address is

                                                                                                                                                                                                   .

[Name of transferor] understands that this certification may be disclosed to the Internal Revenue Service by the transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have the authority to sign this document on behalf of [name of transferor].

By:

Title:

Date:

DISCLOSURE SCHEDULE

TO THE

STOCK PURCHASE AGREEMENT

BY AND AMONG

FIRSTSERVICE RESTORATION, INC.,

Bellwether FOS Holdco, Inc.,

AND

Global restoration Holdings, llc

Dated as of May 22, 2019

DISCLOSURE SCHEDULE

This Disclosure Schedule is delivered pursuant to the Stock Purchase Agreement, dated as of May 22, 2019 (the “Agreement”) by and among FirstService Restoration, Inc., a Delaware corporation (“Buyer”), Bellwether FOS Holdco, Inc., a Delaware corporation (the “Company”), and Global Restoration Holdings, LLC, a Delaware limited liability company (the “Seller”). All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement.

The Disclosure Schedule is qualified in its entirety by reference to the Agreement and no information contained herein is intended to constitute, and shall be construed as constituting, representations or warranties regarding the Company or any other Person, except as and to the extent provided in the Agreement. The inclusion of any specific item in the Disclosure Schedule is not intended to imply that the items so included, or other items, are or are not required to be disclosed or are within or outside of the Ordinary Course of Business or are or are not “material” in any respect.

All references in the Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties or similar matters or statements, are intended only for disclosure purposes under the Agreement, and shall not be admissible against any party by any Person who is not a party to the Agreement or give rise to any claim or benefit to any Person who is not a party. In disclosing the information set forth herein, each party expressly does not waive any attorney-client privilege associated with any such information or any protection afforded by the “work product doctrine” with respect to any of the matters disclosed herein.

If and to the extent any information required to be furnished in any Disclosure Schedule is contained in the Agreement or in any other section of the Disclosure Schedule, such information shall be deemed to be included in all sections of the Disclosure Schedule in which such information is required to be included to the extent it is reasonably apparent on its face that disclosure of such information is applicable to such other sections of the Disclosure Schedule.

Headings and subheadings included herein are for convenience of reference only and shall not be deemed to expand or limit the scope of the information required to be disclosed in any section of the Disclosure Schedule, to expand or limit the effect of the disclosures contained in any section of the Disclosure Schedule or to otherwise affect the interpretation of the Agreement or the Disclosure Schedule.

2

Section 4.1

Organization

[redacted]

3

Section 4.3

Authorization of Governmental Authorities

[redacted]

4

Section 4.4

Noncontravention

[redacted]

5

Section 4.5

Outstanding Equity Interests of the Subsidiaries; Encumbrances on Equity Interests, etc.

[redacted]

6

Section 4.7

Absence of Certain Developments

[redacted]

7

Section 4.8

Indebtedness; Guarantees

[redacted]

8

Section 4.10

Real Property

United States	Canada

1.   23600 FM 1093 Apt. 1124, Richmond, TX, 77406

2.   21005 East State Highway 350, Coahoma, TX, 79511

3.   4665 South Ash Avenue, Ste G-13, Tempe, AZ, 85282

4.   1275 N. Grove St, Anaheim, CA, 92806

5.   3340 Arden Road, Hayward, CA, 94545

6.   4240 Carson St. #101, Denver, CO, 80239

7.   5675 DTC Boulevard, Greenwood Village, CO, 80111

8.   2013 Corporate Dr, Boynton Beach, FL, 33246

9.   9125 Parkers Landing, Orlando, FL, 32824

10. 4710 Eisenhower Boulevard Suite C-7, Tampa, FL, 33634

11. 401-431 Raddant Road, Batavia (Chicago), IL, 60510

12. 3056 Dixie Ave Unit D, Grandville, MI, 49418

13. 22310 Telegraph Rd, Southfield, MI, 48033

14. 22400 Telegraph Rd, Southfield, MI, 48033

15. 100 Pike Road Building B Ste 200, Mt Laurel, NJ, 8057

16. One Madison ST, East Rutherford, NJ, 07073

17. 6222 Summit St, Toledo, OH, 043611

18. 21221 Hwy 71 W, Spicewood, TX, 78669

19. 3401 Quorum Drive, Ste 300, Fort Worth, TX, 76137

20. 14403 Beltwood Parkway West, Farmers Branch, TX, 75244

21. 7427 Tower Street, North Richland Hills, TX, 76118

22. 10966 Richardson Rd Ste F, Ashland, VA, 76118

23. 22342 68th Avenue South, Kent (Seattle), WA, 98032

24. 2207 N McKenzie Ln Suite J-200, Liberty Lake, WA, 99019

25. 94-1388 Moaniani Street Unit 219-221 Waipahu, HI 96797

26. 94-1388 Moaniani Street, #217 Waipahu, HI 96797

27. 185 Molly Walton Road, Hendersonville, TN 37075

28. 3403 N. Sam Houston Parkway W, Houston, TX 77086

1.   60 Admiral Blvd., Mississauga, ON L5T 2W1

2.   170 University Avenue, Suite 403 Toronto, ON M5H 3B3

3.   #100 – 2130 Queen Street Abbotsford, BC V2T 6J4

4.   5 – 8465 Harvard Place Chilliwack, BC V2P 7Z5

5.   8820 – 93 Street Fort St. John, BC V1J 6Y5

6.   Unit 17 – 19272 96th Avenue, Surrey, BC V4N 4C1

7.   1395 Boundary Road Vancouver, BC V5K 4T9

8.   2657 Wilfert Road, Suite 203 Colwood, BC V9B 5Z3

9.   3016 – 21 Street NE Calgary, Alberta T2E 6Z2

10. 17306 - 116 Ave Edmonton, AB T5S 2X2

11. 15001 – 89th Street Grande Prairie, AB T8X 0J2

12. 1771 30 Street SW – Bay 6 Medicine Hat, AB T1B 3N5

13. 103 English Crescent Saskatoon, SK S7K 8G4

14. 1832 King Edward Street Winnipeg, MB R2K 0N1

15. 29 Harriet Court Belleville, ON K8P 1V2

16. 3517 Coons Road, RR #4 Brockville, ON K6V 5T4

17. 995 Richmond Street Chatham, ON N7M 5J5

18. 355 Elmira Road North – Unit 108 Guelph, ON N1K 1S5

19. 180 Chatham Street Hamilton, ON L8P 2B6

20. 2-566 Cataraqui Woods Drive Kingston, ON K7P 2Y5

21. 235 Ardelt Avenue Kitchener, ON N2C 2M3

22. 100-124 Newbold London, ON NGE 127

23. 5-524 Lakeshore Drive North Bay, ON P1A 2E4

24. 50 Colonnade Road Ottawa, ON K2E 7J6

25. 218 Martindale Road, St. Catherines, ON, L2SOB2

26. 768 Gordon Baker Road, Scarborough, ON M2H 3B4

27. 290 Avenue Guthrie Dorval, PQ H9P 2V2

28. 3075 Boulevard Wilfrid-Hamel Quebec City, PQ OIP4C6

29. 4663 Unit B, Route 117, Sainte-Agathe-des-Monts, QC J8C 2Z8

30. 46 Anson Avenue, Unit 8 Amherst, NS B4H 4R2

31. 17176 Highway 103 Bridgewater, NS B4V 3W3

32. 249 Brackley Pt. Road Charlottetown, PE C1A 6Z2

33. 39 Gurholt Dr Dartmouth, NS B3B 1J8

34. 15 Urquhart Avenue Moncton, NB E1H 2R4

35. 9128 Commercial Street New Minas, NS B4N 3E5

36. 1358 Linkletter Road Summerside, PE C1N 4A3

37. 244 Water Street Yarmouth, NS B5A 4P8

9

Leases:

United States:

[redacted]

Canada:

[redacted]

10

Section 4.11

Intellectual Property

(a)

Trademarks:

Registrant/Applicant	Trademark	Registration/Application Number
Interstate Restoration LLC		Reg. #2677159*
Interstate Restoration Group, Inc.		Reg. #3533040*
FirstOnSite Restoration Limited	FIRSTONSITE RESTORATION	TMA889520
Rosco Enterprises		Unregistered
Rosco Group		Unregistered
Woodhouse Contracting (FirstOnSite Restoration Limited)	(Woodhouse Contracting Logo)	TMA312,268

Patents: None.

Registered copyrights: None.

Applications: None.

Domain Names:

Domain Names
acrentalshawaii.com	gmc-dkc.ca
airkem.ca	interstatehawaii.com
bellwether-intl.com	interstatehi.com
catastropherecovery.ca	interstaterestoration.com
catastropherecovery.com	interstaterestoration.net
chooseeab.com	irdr.us
claimtrak.ca	irllc.us
commercialflooding.com	like911.ca
commercialflooding.net	mitigationactionplan.ca
commercialrestoration.ca	mitigationactionplan.com
documentrecovery.ca	mitigationactionplanning.ca

11

Domain Names
edenvale.com	mitigationactionplanning.com
ewdisasterkleenup.com	mitigationactionprogram.ca
ewdklp.com	mitigationactionprogram.com
ewemergencyrestoration.com	mjlscs.com
ewkleenup.com	moulddamage.ca
ewrestoration.com	moulddamage.com
fgs-sask.com	premiereaction.biz
firstonsite.biz	premiereaction.ca
firstonsite.bz	premiereaction.com
firstonsite.ca	premiereaction.info
firstonsite.info	premiereaction.mobi
firstonsite.mobi	premiereaction.net
firstonsite.tv	premiereaction.org
firstonsite.us	premiereaction.tv
firstonsite-interstate.com	premiereaction.us
firstonsiterestoration.biz	premiererestoration.ca
firstonsiterestoration.co	premiersursite.com
firstonsiterestoration.com	residentialrestoration.ca
firstonsiterestoration.info	restorationalliance.com
firstonsiterestoration.name	restorationalliance.net
firstonsiterestoration.org	restorecorp.com
firstonsiterestoration.us	roscodoc.com
firstonsiteusa.com	springfreshcanada.com
floodrentals.com	statewidecleanup.com
fosapps.com	statewidedisaster.com
fosrestoration.ca	statewidedisasterflorida.com
fosrestoration.com	woodhousecontracting.com
globalrestoration.com

Trade Names:

Business Name	Jurisdiction Where Registered
FirstOnSite Restoration	Prince Edward Island
Ezi-Way Cleaning Service	Prince Edward Island
Ezi-Way	Prince Edward Island
Ezi-Way Disaster Kleenup	Prince Edward Island
Edenvale Restoration Specialists	British Columbia
Edenvale Division of FirstOnSite Restoration L.P.	British Columbia
Edenvale Disaster Kleenup	British Columbia
FirstOnSite Restoration	British Columbia

12

Business Name	Jurisdiction Where Registered
Spring Fresh Cleaning and Restoration	British Columbia
Ezi-Way	New Brunswick
Ezi-Way Disaster Kleenup	New Brunswick
Ezi-Way Cleaning Service	New Brunswick
FirstOnSite Restoration	New Brunswick
Woodhouse	Ontario
Woodhouse Disaster Kleenup	Ontario
Airkem Disaster Kleenup	Ontario
Rosco Group	Ontario
Rosco	Ontario
Rosco Document Restoration	Ontario
Rosco Enterprises	Ontario
Rosco Restoration	Ontario
BME Restoration	Ontario
CO2 Blast	Ontario
Airkem	Ontario
MJL/SCS Restorations	Ontario
MJL/SCS Disaster Kleenup	Ontario
Airkem Damage Restoration Services	Ontario
General Maintenance Contractors	Ontario
FirstOnSite Restoration	Ontario
MJL/SCS	Ontario
FirstOnSite Restoration - Environmental	Ontario
First On Sight	Ontario
FirstOnSite Restoration	Saskatchewan
Restitution des documents de Rosco	Quebec
Rosco	Quebec
Rosco Group	Quebec
Groupe Rosco	Quebec
Rosco Enterprises	Quebec
Les Entreprises Rosco	Quebec
Rosco Apres Sinistres	Quebec
Rosco Restoration	Quebec
Retablissement Rosco	Quebec
Rosco Document Restoration	Quebec
FirstOnSite Restoration	Quebec
Restauration Premiereaction	Quebec
Restauration Premiereaction S.E.C.	Quebec
Premiere Restoration Services	Manitoba
Premiere Disaster Kleenup	Manitoba
FirstOnSite Restoration	Manitoba
Cleaner’s Depot, Inc.	Hawaii
Statewide Disaster Restoration	Michigan
American Builders	Ohio

13

(b)

[redacted]

(c)

[redacted]

14

Section 4.12

Legal Compliance; Permits

[redacted]

15

Section 4.13

Tax Matters

[redacted]

16

Section 4.14

Employee Benefit Plans

[redacted]

17

Section 4.15

Contractual Obligations

[redacted]

18

Section 4.16

Related Party Transactions

[redacted]

19

Section 4.17

Labor Matters

[redacted]

20

Section 4.18

Litigation; Governmental Orders

(a)

[redacted]

(b)

[redacted]

21

Section 4.19

Insurance

[redacted]

22

Section 4.22

Equipment Leases

[redacted]

23

Section 7.1

Operation of the Business

(b)(iii)

[redacted]

24